Form 10-K, Exhibit 13
WYLE ELECTRONICS
filed 1995-03-30
CIK 108683

                                                                      EXHIBIT 13

WYLE ELECTRONICS
Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

On December 23, 1994, the company completed the sale of its Scientific
Services & Systems ("SS&S") business to WESS Investment Corp. ("WESS") (see
Note 9 of Notes to Consolidated Financial Statements herein). During the third quarter ended September 30, 1994, the company recorded the originally expected loss on sale of this discontinued operation of $13.4 million, after tax, which included certain costs and reserves associated with the disposition. On March 13, 1995, the company was notified that WESS was not awarded the renewal of a certain major SS&S contract which, in accordance with the provisions of the Asset Purchase Agreement between Wyle and WESS, will result in a reduction of the purchase price paid by WESS. Consequently, the loss on sale of discontinued operations was increased by $2.3 million, after tax, and this amount is included in the fourth quarter results of operations, bringing the total loss on sale to $15.8 million for the year.

Operating results for SS&S are classified as discontinued operations on the company's income statement, and prior periods have been restated accordingly. Therefore, the company's sales and income from continuing operations for all periods reflect only the operating results of its Electronics Marketing Group together with applicable Corporate expenses.

Sales and income from continuing operations, before a special charge, for the year ended December 31, 1994 totaled $792.3 million and $15.1 million, respectively. During the third quarter ended September 30, 1994, the company recorded a special charge to continuing operations of $1.9 million ($1.2 million after tax), to provide for anticipated legal expenses associated with a certain litigation matter and certain changes in the company's organizational structure following the sale of SS&S. Including the special charge, income from continuing operations was $14.0 million for the year ended December 31, 1994. After recording the loss on sale and income from operations of the discontinued business, the company reported a net loss of $381,000 for the year ended December 31, 1994.

In the previous year, the company changed its fiscal year-end from January
31 to December 31, resulting in a two-month fourth quarter and eleven-month fiscal year for the periods ended December 31, 1993. Therefore, current year results, which reflect a full twelve-month reporting period, are not directly comparable with those of the prior year.

For the eleven months ended December 31, 1993, the company posted sales of $473.4 million and income from continuing operations of $8.3 million. Net income, including income from discontinued operations, totaled $11.3 million, before the effect of an accounting change.

During the first quarter ended April 30, 1993, the company recorded a one-time, non-cash charge of $3.2 million, after tax, for the cumulative effect of an accounting change to adopt Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note 1 of Notes to Consolidated Financial Statements herein).

In May 1993, the company's Electronics Marketing Group initiated a major geographic expansion program to open ten new facilities in key eastern and midwestern markets within the United States. The company's earnings for the eleven months ended December 31, 1993 were negatively impacted by initial expansion-related start-up expenses aggregating approximately $8 million. As anticipated, the expansion operations incurred quarterly operating losses through June 30, 1994 during this initial investment period. Sales for the new expansion divisions have increased steadily since inception and aggregate operating losses for these divisions continued to decline through the quarter ended June 30, 1994. For the second half of 1994, the expansion divisions, as a whole, provided a positive income contribution.

The growth in sales from continuing operations for the year ended December
31, 1994 in comparison to the eleven months ended December 31, 1993, resulted mainly from increased demand for semiconductor products, particularly those offered through the company's value-added activities such as kitting, turnkey manufacturing, autoreplenishment, design of application-specific integrated circuits (ASICs) and other design/programming services. The company also registered higher shipments of lower margin commodity products, primarily microprocessors, and increased computer product revenues. The continued ramp-up in shipments from the company's new expansion divisions also contributed to the current year's sales gain. In addition, revenues for the year ended December 31, 1994 included twelve months of operations versus the eleven-month period of the prior year.

The increase in income from continuing operations, before special charge, for the year ended December 31, 1994 compared to the eleven months ended December 31, 1993, primarily reflects the reduction in operating losses associated with the company's major expansion program, coupled with increased profits generated by the non-expansion divisions. During 1994, the company experienced a decline in the aggregate gross margin percentage compared to the prior year due mainly to a change in product mix, as a higher percentage of revenues was generated from lower margin commodity products and high-volume customer engagements. Earnings for the current year also reflected a higher level of interest expense due to an increased level of credit line borrowings. In addition, income from continuing operations for the year ended December 31, 1994 included twelve months of operations versus the eleven-month period of the prior year.

Sales from continuing operations for the eleven months ended December 31, 1993 surpassed those for the year ended January 31, 1993 of $446.6 million. The increase in sales reflected strong broad-based semiconductor demand which contributed to higher shipments of the company's traditional semiconductor products, combined with growth in value-added services revenues, such as kitting, turnkey manufacturing and semiconductor design/programming services.

The company's income from continuing operations for the eleven months ended December 31, 1993 was less than the year ended January 31, 1993 of $11.8 million due primarily to expansion related costs, combined with the shorter eleven-month accounting period. Earnings for the eleven months ended December 31, 1993, before the impact of expansion related costs, were higher than those for the year ended January 31, 1993. The company's aggregate gross margin percentage for the eleven months ended December 31, 1993 declined from the prior year due in part to a change in the mix of products sold along with increased pressure on pricing for certain commodity type products, particularly microprocessors. Income from continuing operations for the eleven months ended December 31, 1993 benefitted from reduced interest expense due primarily to the company's call for redemption and subsequent conversion of its subordinated debentures in the prior year.

The electronics distribution industry is highly sensitive to fluctuating market conditions primarily caused by changes in the supply and demand for semiconductors and computer products. The company's financial results have in the past reflected significant variations from period to period due to these factors.

Discontinued Operations

The Scientific Services & Systems Group, classified as a discontinued operation, reported income of $1.4 million, after tax, for the nine months ended September 30, 1994. Operating results for SS&S from October 1, 1994 through the closing date of the sale were netted in balance sheet reserves established as part of the loss on sale. Sales and income from discontinued operations for the nine months ended September 30, 1994 were substantially below the prior year, primarily due to the continuing decline in the aerospace and defense markets served by the group. In addition, operating results in 1994 reflect costs and expenses totaling $1.1 million associated with resolving a certain contract dispute.

Income from discontinued operations for the eleven months ended December 31, 1993 aggregated $3.0 million, after tax, representing a decline from the year ended January 31, 1993, which included an early retirement program charge of $947,000. The decline in earnings resulted primarily from the impact of the eleven-month accounting period along with heavy investments in new business development initiatives, principally in automotive, support services and international markets, in order to offset shrinking demand for testing services provided to the aerospace and defense markets. In addition, operating results for the eleven months ended December 31, 1993 were adversely impacted by competitive conditions in the group's major markets.

Other

Net interest expense for the year ended December 31, 1994 of $1.3 million rose from the eleven-month period ended December 31, 1993. The rise in net interest expense occurred mainly as a result of higher credit line borrowings, which were incurred primarily to fund the company's continuing start-up costs and working capital requirements associated with its expansion program. Net interest expense for the eleven-month period ended December 31, 1993 of $174,000 declined substantially from $2.3 million for the year ended January 31, 1993, due primarily to the call for redemption and subsequent conversion of the company's 6-1/4% subordinated debentures during the fourth quarter of the year ended January 31, 1993. An interest rate swap agreement previously entered into by the company had an immaterial effect on overall interest expense for the periods presented.

The company's effective income tax rate for continuing operations was 38.5%, 34.5% and 35.6% for the fiscal periods ended December 31, 1994 and 1993 and January 31, 1993, respectively. The rise in the effective tax rate for the year ended December 31, 1994 versus the prior period can be attributed mainly to a reduced effect of certain credits to the income tax provision and an increase in the aggregate effective state income tax rate, as a larger proportion of sales are being derived from states with higher income tax rates due, in part, to the company's national expansion.

On February 1, 1993, the company adopted FASB Statement No. 109, "Accounting for Income Taxes," and on January 1, 1994, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." Neither of these adoptions had a material effect on the company's net income (loss) or financial position.

Financial Condition

The company's working capital at December 31, 1994 of $170.8 million rose
$27.3 million from December 31, 1993. Working capital growth resulted primarily from an increase in inventories and trade receivables due to higher sales levels, offset partially by higher accounts payable and accrued expenses coupled with lower cash and cash equivalents. Working capital at December 31, 1993 included $15.4 million for a discontinued operation, which was sold during 1994. Accrued expenses at December 31, 1994 increased from the prior year due mainly to establishing certain reserves as part of recording the loss on sale of a discontinued operation. The current ratio was 2.7 to 1 at December 31, 1994 compared with 2.8 to 1 at December 31, 1993. The ratio of long-term debt to total capital was 10% and 4% at December 31, 1994 and 1993, respectively. The increased debt to capital ratio results primarily from higher long-term credit line borrowings.

Capital expenditures for the year ended December 31, 1994 aggregated $8.4 million. The company anticipates a higher level of capital expenditures in calendar 1995 due primarily to the construction of a new warehouse/value-added distribution center. Capital outlays in 1995 for this new facility, which is planned to be completed during the second half of the year, are currently expected to aggregate approximately $16-18 million.

Many factors affect the company's cash requirements such as changes in its sales level and inventory turnover rate. During electronics industry growth periods, increases in receivable and inventory balances have typically been financed through cash on hand and cash flow from operations as well as bank borrowings. During electronics industry recessionary periods, cash has been generated through receivable and inventory reductions.

In December 1994, the company amended its $50,000,000 three-year revolving credit agreement with four banks by increasing the committed credit line to $80,000,000 and extending its maturity through December 1997. In addition, the company has arrangements with a number of other banks to provide short-term financing on a non-committed basis.

The company's cash requirements for 1995 are expected to be higher than normal due primarily to funds required to finance capital expenditures for construction of the value- added distribution center. Also, during the fourth quarter of 1994 the company reactivated a plan to purchase from time to time up to 1,500,000 shares of the corporation's common stock in the open market or through negotiated purchases. The company's Board of Directors has authorized the implementation of this stock repurchase plan in phases, with the initial phase approved at $10 million of aggregate stock purchases. The company's near-term cash requirements are expected to be financed through a combination of internally generated cash flow and bank borrowings.

WYLE ELECTRONICS
Consolidated Statements of Income


                                                                             Year        Eleven months       Year
                                                                            ended           ended           ended
                                                                         December 31,    December 31,    December 31,
In thousands, except per share amounts                                       1994            1993            1993
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $792,309        $473,443        $446,609
                                                                           ----------------------------------------
Costs and expenses
  Cost of sales                                                             663,741         382,513         353,558
  Selling and administrative expenses                                       103,253          78,833          72,134
  Special charge                                                              1,900              --              --
  Interest expense, net                                                       1,289             174           2,283
  Miscellaneous, net                                                           (604)           (811)            324
                                                                           ----------------------------------------
                                                                            769,579         460,709         428,299
                                                                           ----------------------------------------
Income from continuing operations before income taxes                        22,730          12,734          18,310
  Income taxes                                                                8,750           4,398           6,523
                                                                           ----------------------------------------
Income from continuing operations                                            13,980           8,336          11,787
Discontinued operations
  Income from operations, net of taxes                                        1,418           2,993           3,641
  Loss on sale, net of taxes                                                (15,779)             --              --
Cumulative effect of accounting change for postretirement benefits
  other than pensions                                                            --          (3,193)             --
                                                                           ----------------------------------------
Net income (loss)                                                          $   (381)       $  8,136        $ 15,428
                                                                           ========================================
Income (loss) per share
  Primary
    Income from continuing operations                                      $ 1.13           $ .67           $1.11
                                                                          ========================================
    Discontinued operations
      Income from operations, net of taxes                                 $  .11           $ .24           $ .34
                                                                          ========================================
      Loss on sale, net of taxes                                           $(1.27)             --              --
                                                                          ========================================
    Cumulative effect of accounting change for
      postretirement benefits other than pensions                            --            $(.26)             --
                                                                          ========================================
    Net income (loss)                                                    $ (.03)           $ .66           $1.45
                                                                          ========================================
  Fully diluted
    Income from continuing operations                                          --               --           $1.03
                                                                          ========================================
    Income from discontinued operations                                        --               --           $1.30
                                                                          ========================================
    Net income                                                                 --               --           $1.33
                                                                          ========================================
  Average common and common equivalent shares                              12,425           12,355          10,615
                                                                          ========================================

The accompanying notes are an integral part of these financial statements.

WYLE ELECTRONICS
Consolidated Balance Sheets


                                                                                December 31,
                                                                         ---------------------------
In thousands, except shares                                                1994              1993
                                                                         ---------------------------
Assets

Current assets
  Cash and cash equivalents                                              $  9,319          $ 23,748
  Receivables (less allowances of $5,333 and $4,183, respectively)        115,082            87,287
  Inventories                                                             140,332           105,716
  Prepaid expenses                                                          9,301             6,949
                                                                         --------------------------
  Total current assets                                                    274,034           223,700

Property, plant & equipment
  Land                                                                        862             3,879
  Buildings and improvements                                               12,236            29,664
  Machinery and equipment                                                  19,568            43,959
                                                                         --------------------------
                                                                           32,666            77,502
  Less accumulated depreciation and amortization                           17,169            46,896
                                                                         --------------------------
                                                                           15,497            30,606
                                                                         --------------------------
Other assets                                                               16,382             6,265
                                                                         --------------------------
  Total assets                                                           $305,913          $260,571
                                                                         ==========================

Liabilities and Shareholders' Equity

Current liabilities
  Current maturities of long-term debt                                   $  3,000          $  4,120
  Accounts payable                                                         70,444            60,556
  Accrued expenses                                                         29,817            15,592
                                                                         --------------------------
  Total current liabilities                                               103,261            80,268
                                                                         --------------------------
Long-term debt, less current maturities                                    17,802             6,000
                                                                         --------------------------
Other liabilities                                                          25,104             9,947
                                                                         --------------------------
Commitments and contingencies                                                  --                --
                                                                         --------------------------
Shareholders' equity
  Common stock, 25,000,000 shares authorized
    (shares outstanding: December 31, 1994 -- 12,193,041
    and December 31, 1993 -- 12,216,923)                                   86,647            86,348
  Retained earnings                                                        73,099            78,008
                                                                         --------------------------
                                                                          159,746           164,356
                                                                         --------------------------
  Total liabilities and shareholders' equity                             $305,913          $260,571
                                                                         ==========================


The accompanying notes are an integral part of these financial statements.

WYLE ELECTRONICS
Consolidated Statements of Cash Flows

                                                                  Year        Eleven months     Year
                                                                 ended          ended          ended
                                                               December 31,   December 31,   January 31,
In thousands                                                     1994             1993          1993
--------------------------------------------------------------------------------------------------------
Operating activities
  Net income (loss)                                             $   (381)       $  8,136      $ 15,428
  Adjustments to reconcile net income (loss) to net cash
    provided by (used for) operating activities:
  Depreciation and amortization                                    6,761           5,422         5,501
  Provision for losses on receivables                              2,143           1,389         3,457
  Provision for deferred income taxes                               (161)         (1,071)          583
  Loss on sale of discontinued operations                         15,779              --            --
  Cumulative effect of accounting change for
    postretirement benefits other than pensions                       --           3,193            --
  (Increase) in receivables                                      (44,529)         (6,731)       (9,040)
  (Increase) in inventories                                      (39,636)        (21,901)      (14,012)
  (Increase) decrease in prepaid expenses                          1,354          (1,355)          565
  Increase in accounts payable                                    12,232          21,506        11,254
  Increase (decrease) in accrued expenses                          4,790          (2,819)       (1,539)
  Other, net                                                      (1,003)           (460)           90
                                                                --------------------------------------
  Net cash provided by (used for) operating activities           (42,651)          5,309        12,287
                                                                --------------------------------------
Financing activities
  Additions to long-term debt                                     14,802              --            --
  Payments of long-term debt                                      (4,120)         (3,422)       (7,517)
  Dividends on common stock                                       (3,431)         (3,412)       (2,990)
  Purchase of common stock                                        (1,634)            (28)           --
  Exercise of stock options                                          684             689         6,103
                                                                --------------------------------------
  Net cash provided by (used for) financing activities             6,301          (6,173)       (4,404)
                                                                --------------------------------------
Investing activities
  Proceeds from sale of discontinued operations                   30,000              --            --
  Additions to property, plant and equipment                      (8,434)         (6,008)       (4,692)
  Proceeds from disposition of property, plant
    and equipment                                                     --           1,704            --
  Other non-current assets and liabilities, net                      355            (551)       (2,585)
                                                                --------------------------------------
  Net cash provided by (used for) investing activities            21,921          (4,855)       (7,277)
                                                                --------------------------------------
Increase (decrease) in cash and cash equivalents                 (14,429)         (5,719)          606
Cash and cash equivalents at beginning of period                  23,748          29,467        28,861
                                                                --------------------------------------
Cash and cash equivalents at end of period                      $  9,319        $ 23,748      $ 29,467
                                                                ======================================
Supplemental disclosures of cash flow information
  Cash paid during the period for:
    Interest                                                    $  1,542        $  1,162      $  4,630
    Income taxes                                                  10,168           8,364         8,276
                                                                ======================================
  Noncash financing activity:
    Conversion of 6-1/4% subordinated debentures                      --              --      $ 24,980
                                                                ======================================

The accompanying notes are an integral part of these financial statements.

WYLE ELECTRONICS
Consolidated Statements of Shareholders' Equity


For the year ended December 31, 1994, the eleven months ended December 31,          Common Stock        Retained
1993 and the year ended January 31, 1993 (in thousands, except shares)           Shares      Amount     Earnings
-----------------------------------------------------------------------------------------------------------------
Balance, January 31, 1992                                                      10,040,325   $54,286     $61,017
  Net income                                                                                             15,428
  Dividends on common stock                                                                              (2,990)
  Conversion of debentures                                                      1,622,057    25,046
  Exercise of stock options                                                       472,410     6,120         (17)
  Issuance of restricted stock                                                      6,550       129
  Unamortized value of restricted stock                                                        (122)
                                                                               --------------------------------
Balance, January 31, 1993                                                      12,141,342    85,459      73,438
  Net income                                                                                              8,136
  Dividends on common stock                                                                              (3,412)
  Exercise of stock options                                                        64,281       829        (140)
  Issuance of restricted stock                                                     13,300       232
  Unamortized value of restricted stock, net                                                   (158)
  Purchase of common stock                                                         (2,000)      (14)        (14)
                                                                               --------------------------------
Balance, December 31, 1993                                                     12,216,923    86,348      78,008
  Net loss                                                                                                 (381)
  Dividends on common stock                                                                              (3,431)
  Exercise of stock options                                                        61,368       780         (96)
  Issuance of restricted stock                                                      3,950        72
  Amortization of restricted stock, net                                                          80
  Purchase of common stock                                                        (89,200)     (633)     (1,001)
                                                                               --------------------------------
Balance, December 31, 1994                                                     12,193,041   $86,647     $73,099
                                                                               ================================

The accompanying notes are an integral part of these financial statements.

WYLE ELECTRONICS
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Wyle Electronics and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Discontinued Operations

On December 23, 1994, the company completed the sale of its Scientific Services & Systems ("SS&S") business (see Note 9). Operating results for SS&S are classified as discontinued operations in the company's consolidated statements of income and prior periods have been restated accordingly.

In January 1995, the company changed its name from Wyle Laboratories to Wyle Electronics to more accurately reflect the company's business activities following the sale of discontinued operations.

Change in Fiscal Year-end

During the fiscal year ended December 31, 1993, the company changed its fiscal year-end from January 31 to December 31, resulting in an eleven-month reporting period. Pro forma information for the eleven-month period ended December 31, 1992 is as follows (unaudited): net sales -- $406,712,000; gross profit -- $85,258,000; income taxes -- $5,818,000; income from continuing operations -- $10,513,000; income from discontinued operations -- $3,240,000; net income -- $13,753,000; income per share from continuing operations -- $1.00 (primary) and $.93 (fully diluted); and income per share from discontinued operations -- $.31 (primary) and $.27 (fully diluted).

Changes in Accounting Principles

As of February 1, 1993, the company adopted Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement No. 109, "Accounting for Income Taxes." As of January 1, 1994, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." The effects of adopting these accounting standards are described in Notes 8 and 4. Financial statements for the previous years have not been restated as a result of the adoption of these standards.

Revenue Recognition

Sales are generally recognized at the time of shipment of the product.

Interest Expense, Net

Interest income earned on short-term investments is classified in the consolidated statements of income as a reduction of interest expense. Interest income was $254,000 for the year ended December 31, 1994, $897,000 for the eleven months ended December 31, 1993 and $927,000 for the year ended January 31, 1993.

Receivables

Receivables include amounts billed to customers for products shipped or services performed which are anticipated to be collected within one year. Concentrations of credit risk with respect to trade receivables are limited by the large number of customers comprising the company's customer base and their dispersion across different industries.

Inventories

Inventories are stated at the lower of cost (first-in first-out or average cost) or market.

Property, Plant & Equipment

Property, plant & equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance, repairs and minor refurbishments are expensed as incurred. Depreciation is provided using the straight-line method based on estimated useful lives. Useful lives range from 2 to 40 years for buildings and improvements and from 2 to 10 years for machinery and equipment. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life.

Consolidated Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and cash invested in short-term securities with original maturities of three months or less. The company places its temporary cash investments in high quality securities and, by policy, limits the amount that can be invested in any one particular instrument.

Note 2. Detail of Certain Balance Sheet Amounts

A detail of certain balance sheet amounts at December 31 follows:


In thousands                                        1994            1993
------------------------------------------------------------------------
Inventories:
  Finished goods                                $140,332        $100,600
  Work in process                                     --           3,057
  Raw materials                                       --           2,059
                                                ------------------------
  Total                                         $140,332        $105,716
                                                ========================
Accrued expenses:
  Payroll and employee benefits                 $  6,736        $  7,797
  Reserves related to discontinued operations     11,908              --
  Other                                           11,173           7,795
                                                ------------------------
  Total                                         $ 29,817        $ 15,592
                                                ========================
Accounts payable:
  Trade and other                               $ 53,471        $ 22,459
  Checks outstanding                              16,973          38,097
                                                ------------------------
  Total                                         $ 70,444        $ 60,556
                                                ========================


Note 3. Bank Loans and Long-Term Debt

Long-term debt at December 31 consists of the following:


In thousands                                        1994            1993
------------------------------------------------------------------------
Non-committed credit line borrowings             $14,802         $    --
Senior unsecured loan:
  At 8.95% due through 1996                        6,000           9,000
Mortgage note: At 8.25%                               --           1,120
                                                 -----------------------
                                                  20,802          10,120
Less current maturities                            3,000           4,120
                                                 -----------------------
                                                 $17,802         $ 6,000
                                                 =======================

The non-committed credit line borrowings bear interest at rates ranging between 5.75%-6.30%, and are due on January 3, 1995. Such unsecured amounts are classified as long-term debt on the balance sheet at December 31, 1994, since they may be refinanced at any time with borrowings under the company's three-year revolving credit arrangement.

The senior unsecured loan is payable in equal annual installments through December 1996.

Aggregate maturities of long-term debt are as follows:
1995 -- $3,000,000; 1996 -- $3,000,000; and
1997 -- $14,802,000.

In December 1994, the company amended its $50,000,000 three-year revolving credit agreement with four banks by increasing the committed credit line to $80,000,000 and extending its maturity through December 1997. The credit agreement provides for borrowings at either the agent bank's reference rate or the Eurodollar rate plus 3/8% to 7/16%, depending on the company's debt to total capital ratio. An annual facility fee of .15% to 3/16%, also based on the company's debt to total capital ratio, is payable on the amount of the commitment. No balances were outstanding under the credit agreement at December 31, 1994 or 1993. The company has additional credit line arrangements with a number of banks that provide for short-term borrowings on a non-committed basis.

Terms of certain borrowing agreements of the company provide, among other things, for the maintenance of certain amounts or ratios relating to working capital, debt, tangible net worth and fixed charge coverage. The agreements also provide for restrictions on creation of additional debt, payment of dividends, purchase of company stock and on capital expenditures. Pursuant to restrictive covenants of these agreements, retained earnings of $17,311,000 were available at December 31, 1994 for the payment of cash dividends on common stock. The company is in full compliance with the restrictive covenants contained in the borrowing agreements.

The company has an interest rate swap agreement and an interest rate cap agreement, both maturing in February 1995 and based on notional amounts of $5,000,000. Under the interest rate swap agreement, the company exchanged a fixed interest rate for a floating interest rate, which has had an immaterial effect on the company's interest expense for the periods presented. The interest rate cap agreement limits the company's floating interest rate exposure.

Note 4. Income Taxes

On February 1, 1993, the company adopted FASB Statement No. 109, "Accounting for Income Taxes," under which deferred tax assets and liabilities are provided on differences between financial reporting and taxable income using the enacted tax rates. The adoption of this new statement did not have a material effect on the company's net income or financial position. Prior to adoption of this new statement, income taxes were computed in accordance with Accounting Principles Board Opinion No. 11.

The provision for income taxes from continuing operations was computed using effective tax rates calculated as follows:


                                Year        Eleven months       Year
                                ended           ended           ended
                             December 31,    December 31,    January 31,
                                1994            1993            1993
------------------------------------------------------------------------
Federal statutory tax rate      35.0%           35.0%          34.0%
State income taxes, net
  of federal tax benefit         5.3             4.8            4.5
Other, net                      (1.8)           (5.3)          (2.9)
                                ----------------------------------------
  Effective tax rate            38.5%           34.5%          35.6%
                                ========================================

The provision for income taxes from continuing operations consists of:


                                    Year        Eleven months      Year
                                    ended           ended          ended
                                 December 31,    December 31,    January 31,
In thousands                         1994            1993           1993
----------------------------------------------------------------------------
Current
  Federal                           $7,074          $4,603          $4,878
  State                              1,837             866           1,062
                                    ----------------------------------------
                                     8,911           5,469           5,940
Deferred taxes arising
  from timing differences:
  State income taxes                  (112)            (72)            (72)
  Receivables allowance               (440)            289            (611)
  Inventory valuation                 (487)           (133)            186
  Depreciation and
    amortization                       (87)           (147)           (138)
  Differences arising
    from changes in
    accruals and other                 965          (1,008)          1,218
                                    ----------------------------------------
                                      (161)         (1,071)            583
                                    ----------------------------------------
                                    $8,750          $4,398          $6,523
                                    ========================================

Deferred tax assets (liabilities) at December 31 were composed of the following:


In thousands                             1994        1993
---------------------------------------------------------
Postretirement benefits               $ 2,032      $1,889
Inventory valuation                     1,944       1,457
Employee benefit programs               1,904         972
Receivables allowance                   1,749       1,309
Depreciation and amortization          (1,391)     (1,486)
Discontinued operations                 9,878          --
Operating accruals and other           (2,760)     (1,906)
                                      -------------------
                                      $13,356      $2,235
                                      ===================

Net deferred tax assets at December 31, 1994 of $13,356,000 consisted of deferred tax assets of $19,583,000 and deferred tax liabilities of $6,227,000. Deferred taxes are classified in the consolidated balance sheets as current or noncurrent based on the classification of the related asset or liability. Net current deferred tax assets of $6,524,000 and $2,818,000 are included in prepaid expenses at December 31, 1994 and 1993, respectively. No valuation allowance was required for the deferred tax assets.

Note 5. Capital Stock and Dividends

Common stock authorized is 25,000,000 shares. The company declared and paid dividends on common stock of $.28 per share during the fiscal periods ended December 31, 1994 and 1993. Preference stock authorized is 500,000 shares. No preference stock was outstanding at December 31, 1994 or 1993.

The company has a Shareholder Rights Plan (the "Plan") which provides for one stock purchase right (the "Rights") to be traded initially in tandem with each share of its common stock. The Plan, which was amended effective February 23, 1995, provides that if any person becomes the beneficial owner of 15% or more of the outstanding shares of common stock of the company, each Right (other than Rights held by the 15% shareholder) will be exercisable, on or after the close of business on the tenth business day following such event, to purchase common stock having a market value equal to two times the then current exercise price of the Rights (initially $85.00), or may be exchangeable for one share of common stock.

The Plan further provides that if, on or after the occurrence of such event, the company is merged into any other corporation or if 50% or more of the company's assets or earning power are sold, appropriate provision shall be made so that each Right (other than Rights held by the 15% shareholder) will be exercisable to purchase common stock of the acquiring corporation having a market value equal to two times the exercise price of the Rights. The Rights expire on February 23, 2005, and are subject to redemption by the Board of Directors at $.01 per Right at any time prior to the first date upon which they become exercisable.

In November 1994, the company reactivated a plan to purchase from time to time up to 1,500,000 shares of the corporation's common stock in the open market or through negotiated purchases. The company's Board of Directors has authorized the implementation of this stock repurchase plan in phases, with the initial phase approved at $10 million of aggregate stock purchases. Through December 31, 1994, 91,200 shares had been purchased under this program, of which 89,200 shares were acquired during 1994. The shares purchased, which remain authorized but unissued, were financed primarily through internally generated cash and bank borrowings.

Note 6. Stock Options and Awards

Under the company's stock option and stock incentive plans, non-qualified and incentive stock options, restricted stock, performance awards and stock appreciation rights may be granted to selected key employees. Non-qualified stock options may be granted at prices less than 100% of the fair market value of the company's common stock on the date of grant. Through December 31, 1994, no stock options have been granted at less than fair market value under any of the plans. Options generally become exercisable beginning one year from the date of grant in equal annual installments over a five-year period. Options are exercisable on a cumulative basis and expire ten years from the date of grant.

A summary of changes in the shares under option follows:

                        Shares           Price Range
-----------------------------------------------------
January 31, 1992        988,659        $ 5.20 - 16.20
  Granted               125,000         19.75
  Canceled              (30,925)         6.20 - 16.20
  Exercised            (473,887)         5.20 - 14.75
                       ------------------------------
January 31, 1993        608,847          8.25 - 19.75
  Granted               378,500         17.00 - 18.50
  Canceled              (11,500)         9.25 - 11.50
  Exercised             (75,750)         8.70 - 14.30
                       ------------------------------
December 31, 1993       900,097          8.25 - 19.75
  Granted               156,000         17.75 - 20.00
  Canceled              (23,800)         9.00 - 19.75
  Exercised             (68,497)         8.70 - 17.00
                       ------------------------------
December 31, 1994       963,800        $ 8.25 - 20.00
                       ==============================


At December 31, 1994, expiration dates for options outstanding ranged from 1995 to 2004, with a weighted average purchase price of $15.42; options for 425,169 shares were exercisable and 53,702 shares were reserved for the granting of additional options or awards. No amounts have been reflected in the company's consolidated statements of income with respect to these stock options.

Restricted share awards of the company's common stock are subject to certain restriction periods from the date of grant, during which they may not be sold, assigned, pledged or otherwise encumbered. Restricted stock awards of 3,950, 13,300 and 6,550 shares were granted during the fiscal years ended December 31, 1994 and 1993 and January 31, 1993, respectively.

Under the company's stock option plan for its outside directors, non-employee members of its Board of Directors may receive a grant of up to 5,000 non-qualified stock options annually up to a maximum of 10,000 that are exercisable in equal annual installments over a three-year period. Stock options under this program cannot be granted at less than fair market value on the date of grant. Stock options granted under this plan, included in the table above, totaled 50,000 and 40,000 for the fiscal years ended December 31, 1994 and 1993, respectively.

Note 7. Income per Share

Income per share is computed based on the average number of shares of common stock and common equivalent shares (stock options) outstanding, after giving effect to the assumed exercise of dilutive stock options. The company's primary and fully diluted income per share were the same for the fiscal years ended December 31, 1994 and 1993. The fully diluted computation for the year ended January 31, 1993 assumed conversion of the 6-1/4% Convertible Subordinated Debentures. During the fourth quarter ended January 31, 1993, a total of 1,622,057 shares of the company's common stock were issued upon conversion as a result of the company's call for redemption of its 6-1/4% Convertible Subordinated Debentures due 2002.

Note 8. Retirement and Other Employee Benefits Plans

The company has a defined benefit pension plan covering substantially all of its employees. Plan benefits are generally based on employees' years of service and average compensation during the final years of employment. Funding of retirement costs for the plan complies with the funding requirements specified by the Employee Retirement Income Security Act. At December 31, 1994, plan assets were invested in diversified equity portfolios (48%), pooled funds of fixed income securities (31%) or in guaranteed income contracts (21%).

Pension expense, including discontinued operations, consists of the following components:


                                    Year        Eleven months      Year
                                    ended           ended          ended
                                 December 31,    December 31,    January 31,
                                    1994            1993           1993
----------------------------------------------------------------------------
Service cost-benefits earned
  during the period                 $2,504          $1,989         $2,034
Interest cost on projected
  benefit obligation                 4,134           3,371          3,337
Actual return on plan assets          (626)         (4,129)        (4,116)
Net amortization and deferral       (3,833)            215            354
                                    ----------------------------------------
Net periodic pension cost            2,179           1,446          1,609
Curtailment gain                    (1,880)             --             --
                                    ----------------------------------------
Net pension expense                 $  299          $1,446         $1,609
                                    ========================================

The company's pension expense for the year ended December 31, 1994 included a curtailment gain, which was included in the loss on sale of discontinued operations, recognized as a result of the sale of discontinued operations (see
Note 9).

The pension plan's funded status and amounts recognized in the company's consolidated balance sheets at December 31 were as follow:


In thousands                                   1994           1993
------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
  Vested benefits                          $(46,441)      $(41,766)
  Nonvested benefits                           (701)        (1,871)
                                           -----------------------
Accumulated benefit obligation              (47,142)       (43,637)
Effect of projected future
  compensation increases                     (4,159)       (12,323)
                                           -----------------------
Projected benefit obligation                (51,301)       (55,960)
Market value of plan assets                  49,093         48,488
                                           =======================
Plan assets (less than) projected
  benefit obligation                         (2,208)        (7,472)
Unrecognized actuarial net loss               4,792          7,794
Unrecognized prior service cost                (839)          (304)
Unrecognized net asset at
  February 1, 1987                           (1,286)        (1,403)
                                           -----------------------
Prepaid (accrued) pension liability        $    459       $ (1,385)
                                           =======================

In determining the actuarial present value of the projected benefit obligation under the pension plan, the discount rate used was 8.25% as of December 31, 1994 and 7.5% as of December 31, 1993, and the rate of increase in future compensation levels was 5.0% for both periods. The expected long-term rate of return on pension plan assets was 9.5% for the fiscal years ended December 31, 1994 and 1993.

The company's pension plan provides that, in the event the plan is terminated following an involuntary change of control, any excess plan assets over plan liabilities would be used to provide increased benefits under the pension plan or other employee benefit plans.

The company has a supplemental executive retirement plan ("SERP") which provides benefits to certain employees whose benefits under the defined benefit pension plan are reduced as a result of limitations imposed by the Internal Revenue Code. The present value of the accumulated benefit obligation related to this plan totaled $2,405,000 at December 31, 1994 and $2,618,000 at December 31, 1993.

Expense under the SERP was $393,000 for the year ended December 31, 1994, $473,000 for the eleven months ended December 31, 1993 and $305,000 for the year ended January 31, 1993.

The company maintains a capital accumulation plan, which qualifies under
Section 401(k) of the Internal Revenue Code, for employees meeting certain service requirements. Eligible employees can contribute up to 15% of their annual compensation, subject to certain Internal Revenue Code restrictions. In 1994, the company began matching employee contributions at a rate of 25% on the first $1,200 contributed. Company matching contributions for the year ended December 31, 1994 aggregated $316,000.

The company has established certain Rabbi trusts to fund benefit payments under its SERP and other executive and director deferred compensation plans. Trust assets are irrevocable to the company but are subject to creditor claims under certain conditions. Assets held in the trusts at December 31, 1994 and 1993 totaled $3,531,000 and $3,269,000, respectively.

The company also has an unfunded retirement plan for its outside directors under which benefits are accrued over the estimated service period for each covered director. Amounts expensed related to this plan were not significant for the periods presented.

The company has established a Voluntary Employees' Beneficiary Association
(VEBA) trust to fund certain employee benefit payments. Trust assets, which are irrevocable to the company, totaled $530,000 and $1,802,000 at December 31, 1994 and 1993, respectively.
The company provides postretirement medical coverage to qualifying employees. The company's employees upon retirement may become eligible for benefits if they meet certain age and length of service requirements as specified in the plan.

In December 1990, the FASB issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Statement No. 106 required the company to change its method of accounting for postretirement benefits, to accrue for the cost of these benefits during an employee's years of service. On February 1, 1993, the company adopted the new statement by recording a one-time charge of $3,193,000 (which was net of income taxes of $1,796,000), representing the accumulated postretirement benefit obligation (the "APBO") as of February 1, 1993. Prior to the adoption of this statement, medical claims under the plan, which were not significant, were expensed as incurred. The new statement will have no effect on the company's cash outlays for retiree benefits.

The provision for postretirement benefits, including discontinued operations, consists of the following components:

                                                Year          Eleven months
                                               ended              ended
                                             December 31,      December 31,
In thousands                                    1994               1993
___________________________________________________________________________
Service cost -- benefits earned
  during the period                             $292               $218
Interest cost on APBO                            449                352
Net amortization and deferral                     15                 --
                                                _______________________
Net periodic postretirement benefit cost         756                570
Curtailment gain                                (827)                --
                                                _______________________
Net postretirement medical (income)
  expense                                       $(71)              $570
                                                =======================

The company's postretirement benefits provision for the year ended December
31, 1994 included a curtailment gain, which was included in the loss on sale of discontinued operations, recognized as a result of the sale of discontinued operations (see Note 9). The company will continue to be responsible for certain postretirement benefit obligations relating to the discontinued operations.

Components of the APBO recognized in the company's consolidated balance sheets at December 31 were as follows:


In thousands                                           1994          1993
__________________________________________________________________________
Actuarial present value of benefit obligations:
Retirees and beneficiaries                           $(3,587)      $(2,298)
Fully eligible active plan participants                 (579)         (413)
Other active plan participants                        (1,752)       (3,032)
                                                     _____________________
Total APBO                                            (5,918)       (5,743)
Unrecognized actuarial net loss                          985           346
                                                     _____________________
Accrued postretirement benefit liability             $(4,933)      $(5,397)
                                                     =====================

In determining the actuarial present value of the APBO as of December 31, 1994, the assumed health care cost trend rate was 11%, reducing gradually to an ultimate rate of 6.25% in 1999, and the discount rate was 8.25%. As of December 31, 1993, the assumed health care cost trend rate was 12%, reducing gradually to an ultimate rate of 5.5% in 2001, and the discount rate was 7.5%. If the health care cost trend rate were increased by 1% in each year, the APBO as of December 31, 1994 would be increased by $849,000 and the service cost and interest cost components of the net periodic postretirement benefit expense for the current year would be increased by $166,000.

In November 1992, the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." This statement required the company to change its method of accounting for postemployment benefits provided to qualifying former or inactive employees and their dependents before retirement, to accrue for the cost of these benefits during an employee's years of service. The company's adoption of the new statement at the beginning of 1994 had an immaterial effect on its net income and financial position.
Note 9. Discontinued Operations

On December 23, 1994, the company completed the sale of its SS&S business to WESS Investment Corporation ("WESS"), a buy-out group led by William E. Simon & Sons and certain members of the SS&S management along with three members of the company's Board of Directors.

Under the terms of the agreement, WESS acquired certain assets and liabilities of SS&S, including receivables, inventory, property, equipment, accounts payable and accrued expenses for a negotiated purchase price of $30 million in cash, subject to adjustment, plus additional amounts that may be paid to the company under a five-year earnout provision. Certain excess real properties of SS&S were excluded from the sale to WESS. Such assets are stated at their estimated net realizable value of $3,695,000, and are classified in other assets. The company intends to sell these assets in the future.

During the third quarter ended September 30, 1994, the company recorded the originally expected loss on sale of discontinued operations of $13.4 million, after income tax benefits of $8.4 million. The loss on sale included certain transaction costs and reserves associated with the disposition such as reserves for insurance and employee related matters, various contractual arrangements and certain contingent liabilities. The loss on sale was reduced by certain curtailment gains as discussed in Note 8. On March 13, 1995, the company was notified that WESS was not awarded the renewal of a certain major SS&S contract which, in accordance with the provisions of the Asset Purchase Agreement between Wyle and WESS, will result in a reduction of the purchase price paid by WESS. Consequently, the loss on sale of discontinued operations was increased by $2.3 million, after tax, and this amount is included in the fourth quarter results of operations, bringing the total loss on sale to $15.8 million for the year. Liabilities related to discontinued operations totaled $28,166,000 at December 31, 1994 of which $11,908,000 were classified in accrued expenses and $16,258,000 were included in long-term liabilities.

Operating results for SS&S are classified as discontinued operations on the company's consolidated statements of income. Sales applicable to discontinued operations for the nine months ended September 30, 1994, the eleven months ended December 31, 1993 and the year ended January 31, 1993 aggregated $61,076,000, $84,498,000 and $94,878,000, respectively. Income from discontinued operations is net of income taxes of $1,036,000, $2,030,000 and $2,346,000 for the nine months ended September 30, 1994, the eleven months ended December 31, 1993 and for the year ended January 31, 1993, respectively. Operating results for SS&S from October 1, 1994 through the closing date of the sale were netted in balance sheet reserves established as part of the loss on sale.

Note 10. Commitments and Contingencies

Commitments

The minimum aggregate rentals payable on long-term operating leases subsequent to December 31, 1994 approximate $19,092,000. The amounts are payable as follows: 1995 -- $4,703,000; 1996 -- $3,670,000; 1997 -- $2,520,000;
1998 -- $2,291,000; 1999 -- $1,630,000; and thereafter -- $4,278,000. Rental expense (including month to month rentals) approximated $8,096,000, $6,477,000 and $6,873,000 for the year ended December 31, 1994, the eleven months ended December 31, 1993 and the year ended January 31, 1993, respectively.

The company has certain minimum commitments related to the construction of a value-added distribution center. The commitments are for land, building, material handling equipment and software development which aggregated $10,315,000 at December 31, 1994.

Contingencies

In May 1993, Avnet, Inc. ("Avnet") and Hall-Mark Electronics Corporation ("Hall-Mark") filed a civil action against the company and a former employee of Hall-Mark in the Superior Court of Fulton County, Georgia, seeking injunctive and unspecified monetary damages, alleging, inter alia, that the company tortiously interfered with the employment relations of Hall-Mark and its employees and that the company tortiously interfered with a proposed business combination between the plaintiffs, which combination was consummated subsequently. Plaintiffs' motion for a preliminary injunction was denied in part by the trial court and affirmed by the Georgia Supreme Court in December 1993. The company has filed a counterclaim against plaintiffs, alleging, inter alia, that plaintiffs have tortiously interfered with the company's business and employment relations. While this litigation is in the pretrial stage, the company believes that plaintiffs' complaint is without merit and will contest it vigorously. The company recorded a special charge of $1,900,000 during the third quarter of 1994, primarily for anticipated legal expenses associated with the defense of this litigation. Although the company believes that a result adverse to the company in this matter is unlikely, there can be no assurance as to its outcome or the ultimate impact on the company's net income or financial position.

The company also has other contingent liabilities arising in the ordinary course of business. In the opinion of management, the ultimate disposition of such matters will not materially affect the company's net income or financial position.

Note 11. Business Segments

The company is now exclusively in the electronics marketing business, after the sale of its SS&S operations in December 1994 (see Note 9). Financial information for SS&S, shown below as discontinued operations, is through December 23, 1994.

Identifiable assets, capital expenditures and depreciation and amortization by segment follow:

                               Year       Eleven months       Year
                              ended           ended          ended
                            December 31,   December 31,    January 31,
In thousands                   1994            1993           1993
_______________________________________________________________________
Identifiable assets:
  Continuing operations      $302,218        $221,658       $193,743
  Discontinued operations       3,695          38,913         42,470
                             _______________________________________
  Total                      $305,913        $260,571       $236,213
                             =======================================
Capital expenditures:
  Continuing operations        $7,644          $4,990         $3,418
  Discontinued operations         790           1,018          1,274
                             _______________________________________
  Total                        $8,434          $6,008         $4,692
                             =======================================
Depreciation and amortization:
  Continuing operations        $4,120          $3,062         $2,939
  Discontinued operations       2,641           2,360          2,562
                             _______________________________________
  Total                        $6,761          $5,422         $5,501
                             =======================================

Report of Independent Public Accountants




To the Board of Directors and Shareholders of Wyle Electronics:

We have audited the accompanying consolidated balance sheets of Wyle Electronics (a California corporation) and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 1994, the eleven-month period ended December 31, 1993 and the year ended January 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wyle Electronics and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for the year ended December 31, 1994, the eleven-month period ended December 31, 1993 and the year ended January 31, 1993, in conformity with generally accepted accounting principles.
As explained in Note 1 to the consolidated financial statements, effective February 1, 1993, the company changed its method of accounting for postretirement benefits other than pensions.


Los Angeles, California                   ARTHUR ANDERSEN LLP
March 14, 1995

WYLE ELECTRONICS

____________________________________________________________________________________________________________________________________

Results by Quarter and Capital Stock Information
Unaudited                                          Year ended December 31, 1994           Eleven months ended December 31, 1993
                                                            by Quarter(a)                            by Quarter(a)(b)
                                             -----------------------------------------   -----------------------------------------
In thousands, except per share amounts         First     Second     Third      Fourth      First     Second     Third    Fourth(b)
____________________________________________________________________________________________________________________________________

Net sales                                    $175,579   $188,104   $204,148   $224,478   $112,016   $125,690   $137,983   $97,754
Gross profit                                   28,863     31,313     33,067     35,325     23,793     24,180     25,903    17,054
Income from continuing operations               2,117      3,318      3,125(c)   5,420      3,595      2,152      1,971       618
Discontinued operations
  Income (loss) from operations, net
    of taxes                                      692        976       (250)        --        942        648        839      564
  Loss on sale, net of taxes                       --         --    (13,442)    (2,337)        --         --         --       --
Cumulative effect of accounting change
  for postretirement benefits other than
  pensions                                         --         --         --         --     (3,193)        --         --       --
Net income (loss)                              $2,809     $4,294   $(10,567)    $3,083     $1,344     $2,800     $2,810   $1,182
                                               =======================================     =====================================
Income (loss) per share
  Income from continuing operations              $.17       $.27       $.25(c)    $.44       $.29       $.17       $.16     $.05
  Discontinued operations
    Income (loss) from operations, net
      of taxes                                    .06        .08       (.02)        --        .08        .05        .07      .05
    Loss on sale, net of taxes                     --         --      (1.08)      (.19)        --         --        --        --
Cumulative effect of accounting change for
  postretirement benefits other than
  pensions                                         --         --         --         --       (.26)        --        --        --
Net income (loss)                                $.23       $.35      $(.85)      $.25       $.11       $.23      $.23      $.10
                                               =======================================     =====================================

(a)On December 23, 1994, the company completed the sale of its Scientific Services & Systems ("SS&S") business. Therefore, operating results for SS&S are classified as discontinued operations on the company's consolidated statements of income and prior periods have been restated accordingly.
(b)The company changed its fiscal year-end from January 31 to December 31, resulting in a two-month fourth quarter and an eleven-month fiscal year.
(c)Includes a special charge of $1.2 million, after tax, or $.09 per share, for anticipated expenses related to a particular litigation matter and certain changes in the company's organizational structure following the sale of the SS&S business.

Wyle Electronics common stock is traded on the New York Stock Exchange under the symbol WYL. The high and low price ranges and dividends paid per share for each quarterly period during the past two fiscal years are as follows:

Year ended              Price Range      Dividends       Eleven months ended     Price Range     Dividends
December 31, 1994      High      Low     Per Share       December 31, 1993      High     Low     Per Share
==========================================================================================================
Quarter ended                                            Quarter ended
  March 31, 1994      $20-3/4  $16-3/4     $.07            April 30, 1993     $20-7/8  $15-1/2     $.07
  June 30, 1994        19-3/8   16-1/4      .07            July 31, 1993       18-3/4   14-1/8      .07
  September 30, 1994   20-3/4   16-3/4      .07            October 31, 1993    18-3/4   14          .07
  December 31, 1994    20       16-3/4      .07            December 31, 1993   19-5/8   15-7/8      .07
                      =========================                               =========================

WYLE ELECTRONICS

_____________________________________________________________________________________________________________________
Selected Financial Data

                                                            Year              Eleven months
                                                            ended                ended
                                                          December 31,         December 31,         _________________
In thousands, except per share amounts and percentages       1994                1993(b)               1993
_____________________________________________________________________________________________________________________
Operating results(a)
             Net sales                                     $792,309             $473,443             $446,609
             Cost of sales                                  663,741              382,513              353,558
             Interest expense, net                            1,289                  174                2,283
             Income (loss) from continuing operations
               before income taxes                           22,730(c)            12,734               18,310
             Income (loss) from continuing operations        13,980(c)             8,336               11,787
             Net income (loss)                                 (381)(c)(d)         8,136(e)            15,428
             Income (loss) per share
                 Primary
                    Continuing operations                      1.13(c)               .67                 1.11
                    Net income (loss)                          (.03)(c)(d)           .66(e)              1.45
                 Fully diluted(f)
                    Continuing operations                        --                   --                 1.03
                    Net income (loss)                            --                   --                 1.33
             Dividends per common share                         .28                  .28                  .28
             Dividends paid                                   3,431                3,412                2,990
=====================================================================================================================
Year end financial data
             Working capital                               $170,773             $143,432             $141,970
             Net investment in property, plant and
               equipment                                     15,497               30,606               29,884
             Total assets                                   305,913              260,571              236,213
             Long-term debt, including subordinated
               debentures                                    17,802                6,000               10,120
             Shareholders' equity                           159,746              164,356              158,897
             Book value per common share                      13.10                13.45                13.09
             Income (loss) from continuing operations
               as a % of sales                                  1.8%                 1.8%                 2.6%
             Annualized return from continuing operations
               on average shareholders' equity                  8.6%                 5.6%                 8.6%
=====================================================================================================================

(a)On December 23, 1994, the company completed the sale of its Scientific Services & Systems ("SS&S") business. Therefore, operating results for SS&S are classified as discontinued operations on the company's consolidated statements of income and prior periods have been restated accordingly.
(b)The company changed its fiscal year-end from January 31 to December 31, resulting in an eleven-month fiscal year.
(c)Includes a special charge of $1.9 million ($1.2 million, after tax, or $.09 per share) for anticipated expenses related to a particular litigation matter and certain changes in the company's organizational structure following the sale of the SS&S business.
(d)Includes a net loss on sale of discontinued operations of $15,779,000, or $1.27 per share, and income from discontinued operations of $1,418,000, or $.11 per share (see Note 9).
(e)Includes a charge of $3,193,000, or $.26 per share, for the cumulative effect of an accounting change for postretirement benefits other than pensions (see Note 8).
(f)During the year ended January 31, 1993, the company converted its outstanding convertible subordinated debentures into its common stock, which resulted in primary and fully diluted earnings per share being the same.

____________________________________________________________________________________________________________________________________
Selected Financial Data


                                                                          Year ended January 31,
In thousands, except per share amounts       ---------------------------------------------------------------------------------------
and percentages                                1992       1991       1990       1989       1988       1987       1986        1985
____________________________________________________________________________________________________________________________________
Operating results(a)
    Net sales                                $359,868   $358,921   $319,061   $318,107   $265,395   $224,559   $195,384    $274,685
    Cost of sales                             280,414    273,374    246,368    246,502    207,992    174,294    149,787     207,531
    Interest expense, net                       2,426      2,668      3,240      3,770      3,140      2,413      1,971       3,497
    Income (loss) from continuing
        operations before income taxes          7,793     14,688      5,859      6,463      1,989     (1,187)    (3,601)     15,089
    Income (loss) from continuing
        operations                              5,275      9,350      3,782      3,957      1,136         65     (1,432)      8,073
    Net income (loss)                           9,668     12,694      7,478      7,800      5,779      4,307     (3,196)      9,395

    Income (loss) per share
        Primary
            Continuing operations                 .52        .94        .38        .39        .11        .01       (.15)        .85
            Net income (loss)                     .95       1.28        .75        .77        .57        .44       (.33)        .99
        Fully diluted(f)
            Continuing operations                 .53        .89        .41        .42        .16        .02       (.15)        .82
            Net income (loss)                     .90       1.18        .72        .74        .56        .43       (.33)        .95
    Dividends per common share                    .28        .28        .28        .28        .27        .26        .26         .26
    Dividends paid                              2,792      2,728      2,791      2,837      2,673      2,461      2,432       2,382
====================================================================================================================================
Year end financial data
    Working capital                          $133,074   $115,268   $101,611    $96,220   $106,466    $81,256    $75,432     $85,478
    Net investment in property,
        plant and equipment                    30,513     30,902     31,306     30,243     25,860     27,137     24,031      24,815
    Total assets                              216,530    194,341    176,142    182,913    175,761    148,574    137,840     140,213
    Long-term debt, including
        subordinated debentures                41,991     36,039     36,571     32,405     43,724     25,882     21,472      26,290
    Shareholders' equity                      115,303    105,535     94,286     93,851     88,522     80,612     78,373      81,800
    Book value per common share                 11.48      10.79       9.77       9.26       8.78       8.37       8.18        8.76
    Income (loss) from continuing
        operations as a % of sales                1.5%       2.6%       1.2%       1.2%        .4%        --       (.7)%        2.9%
    Annualized return from continuing
        operations on average shareholders'
        equity                                    4.8%       9.4%       4.0%       4.3%       1.3%        .1%     (1.8)%       10.4%
====================================================================================================================================

                                      30