Form 10-K, Exhibit 13
period 1995-12-31
WYLE ELECTRONICS
filed 1996-04-01
CIK 108683

Wyle Electronics

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Sales and income from continuing operations for the year ended December 31, 1995 totaled $1.077 billion and $36.2 million, respectively. In comparison to the prior year, sales rose by 36% and income from continuing operations increased 159%. The growth in sales for 1995, compared to 1994, resulted mainly from increased shipments of semiconductor products, particularly those offered through the company's value-added activities such as design of application-specific integrated circuits (ASICs), and other semiconductor design/programming services, along with kitting, turnkey manufacturing and autoreplenishment. Shipments of lower-margin PC microprocessors in 1995 were down from the previous year. The company also registered significantly higher shipments of computer systems and mass storage devices in 1995 versus 1994.

The increase in income from continuing operations for the year ended December 31, 1995, over the year ended December 31, 1994, primarily reflects the company's growth in sales. Additionally, the company's aggregate gross margin percentage increased in comparison to the prior year, due mainly to a change in the mix of products sold. Earnings for 1995 also benefited from lower selling and administrative expense as a percentage of sales, due in part to an increase in sales for the company's new expansion branches, which began operations in mid-1993. Operating results for 1995 reflected a higher level of interest expense due to an increased level of credit line borrowings.

For the year ended December 31, 1994, the company reported sales of $792.3 million and income from continuing operations of $14.0 million. In 1994, the company recorded a special charge to continuing operations of $1.9 million ($1.2 million after tax) primarily for anticipated legal expenses associated with a certain litigation matter (see Note 10 of Notes to Consolidated Financial Statements herein). Additionally, on December 23, 1994, the company completed the sale of its Scientific Services & Systems Group, which it accounted for as a discontinued operation (see Note 9 of Notes to Consolidated Financial Statements herein), and recorded a loss on the sale of $15.8 million, after income taxes. After recording the loss on sale and income from discontinued operations, the company reported a net loss of $381,000 for the year ended December 31, 1994.

During 1993, the company changed its fiscal year-end from January 31 to December 31, resulting in an eleven-month fiscal year for the period ended December 31, 1993. Therefore, operating results for the year ended December 31, 1994, which reflect a full twelve-month reporting period, are not directly comparable with those of the period ended December 31, 1993.

For the eleven months ended December 31, 1993, the company posted sales of $473.4 million and income from continuing operations of $8.3 million. Net income, including income from discontinued operations, totaled $11.3 million, before the effect of an accounting change.

During the first quarter ended April 30, 1993, the company recorded a one-time, non-cash charge of $3.2 million, after income taxes, for the cumulative effect of an accounting change to adopt Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note 1 of Notes to Consolidated Financial Statements herein).

In May 1993, the company initiated a major geographic expansion program to open ten new facilities in key eastern and midwestern markets within the United States. The company's earnings for the eleven months ended December 31, 1993 were negatively impacted by initial expansion-related start-up expenses aggregating approximately $8 million. As anticipated, the expansion operations incurred quarterly operating losses through June 30, 1994 during this initial investment period. Sales for the new expansion divisions have increased steadily since inception and aggregate operating losses for these divisions continued to decline through the quarter ended June 30, 1994. During the second half of 1994, the expansion divisions, as a whole, began providing a positive income contribution.

Wyle Electronics

The growth in sales for the year ended December 31, 1994, in comparison to the eleven months ended December 31, 1993, resulted mainly from increased demand for semiconductor products, especially those offered through the company's value-added services. The company also registered higher shipments of lower margin commodity products, primarily microprocessors, and increased computer product revenues. The continued ramp-up in shipments from the company's new expansion divisions also contributed to the sales gain in 1994. In addition, revenues for 1994 included twelve months of operations versus the eleven-month period of 1993.

The increase in income from continuing operations for the year ended December 31, 1994, compared to the eleven months ended December 31, 1993, primarily reflects the reduction in operating losses associated with the company's major expansion program, coupled with higher profits generated by the non-expansion divisions. During 1994, the company experienced a decline in the aggregate gross margin percentage compared to the prior year due mainly to a change in product mix, as a larger percentage of revenues was generated from lower margin commodity products and high-volume customer engagements. Earnings for 1994 also reflected increased interest expense due to higher levels of credit line borrowings. In addition, income from continuing operations for 1994 included twelve months of operations versus the eleven-month period for 1993.

The electronics distribution industry is highly sensitive to fluctuating market conditions primarily caused by changes in the supply and demand for semiconductors and computer products. Accordingly, the company's financial results may reflect significant variations from period-to-period due to these factors.

DISCONTINUED OPERATIONS

Operating results for the Scientific Services & Systems Group are classified as discontinued operations on the company's consolidated statements of income. Therefore, the company's sales and income from continuing operations for all periods reflect only the operating results of its electronics distribution business.

The Scientific Services & Systems Group reported income of $1.4 million, after tax, for the nine months ended September 30, 1994. Sales and income from discontinued operations for the nine months ended September 30, 1994 were substantially below the prior year, primarily due to the continuing decline in the aerospace and defense markets served by the group. In addition, operating results in 1994 reflected costs and expenses totaling $1.1 million associated with resolving a certain contract dispute.

OTHER

Net interest expense for the year ended December 31, 1995 of $3.3 million increased, in comparison to the year ended December 31, 1994, due to higher credit line borrowing levels that were incurred primarily to fund the company's working capital requirements associated with its sales growth and to finance the construction of a new warehouse/value-added distribution center.

Net interest expense for the year ended December 31, 1994 of $1.3 million was above that for the eleven months ended December 31, 1993 mainly as a result of increased credit line borrowings, which were incurred to fund the company's continuing start-up costs and working capital requirements associated with its expansion program. An interest rate swap agreement previously entered into by the company had an immaterial effect on overall interest expense for the periods presented.

The company's effective income tax rate for continuing operations was 39.7%, 38.5% and 34.5% for the periods ended December 31, 1995, 1994 and 1993, respectively. The rise in the effective tax rate for 1994 versus 1993 can be attributed mainly to the reduced effect of certain credits to the income tax provision and an increase in the aggregate effective state income tax rate, as a larger proportion of sales are being derived from states with higher income tax rates due, in part, to the company's national expansion.

On January 1, 1994, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." The adoption of this statement did not have a material effect on the company's net income (loss) or financial position.

LIQUIDITY AND CAPITAL RESOURCES

The company's working capital at December 31, 1995 of $255.5 million rose by $84.7 million from December 31, 1994. Working capital growth resulted primarily from an increase in inventories and trade receivables due to higher sales levels, offset partially by higher accounts payable. The current ratio was 3.0 to 1 at December 31, 1995 compared with 2.7 to 1 at December 31, 1994. The ratio of long-term debt to total capital was 31% and 10% at December 31, 1995 and 1994, respectively. The increased debt to capital ratio resulted primarily from higher long-term credit line borrowings, offset partly by an increase in shareholders' equity due mainly to additional net income for the year.

Capital expenditures for the year ended December 31, 1995 aggregated $23.6 million, which are higher than the year ended December 31, 1994 due mainly to the construction of a new value-added distribution center. Capital outlays for this new facility, which is on schedule to become fully operational in 1996, aggregated approximately $13.9 million during 1995. The company expects its total capital expenditures for 1996 to be approximately $10 million.

Many factors affect the company's cash requirements such as changes in its sales level and inventory turnover rate. During electronics industry growth periods, as was the case in 1995, increases in receivable and inventory balances have typically been financed through cash on hand and cash flow from operations as well as bank borrowings. During electronics industry recessionary periods, cash has been generated through receivable and inventory reductions.

In December 1995, the company amended its $80 million three-year revolving credit agreement with four banks by increasing the committed credit line to $140 million and extending its maturity through December 1998. In addition, the company has arrangements with a number of other banks to provide short-term financing on a non-committed basis.

On January 2, 1996, the company purchased all the outstanding capital stock (the "Stock") of Sylvan Ginsbury, Ltd., a New Jersey corporation, and certain affiliated entities ("Ginsbury"), an international distributor of active, passive and interconnect electronic products with operations in the United States and six European countries (see Note 12 of Notes to Consolidated Financial Statements herein). The negotiated purchase price of the Ginsbury stock was approximately $38.8 million, of which $30.8 million was paid in cash. The acquisition was financed mainly through borrowings under the company's revolving credit agreement.

The company's cash requirements for 1996 will include funds required to finance the $30.8 million cash portion of the acquisition of Ginsbury. The company's near-term cash requirements are expected to be financed through a combination of internally generated cash flow, bank borrowings and other sources of available capital.

Wyle Electronics

CONSOLIDATED STATEMENTS OF INCOME

                                                                                                         Eleven months
                                                                                Years ended December 31,    ended
                                                                                ------------------------  December 31,
In thousands, except per share amounts                                              1995         1994        1993
- ----------------------------------------------------------------------------------------------------------------------
NET SALES                                                                         $1,077,467    $792,309    $473,443
                                                                                  ----------------------------------
COSTS AND EXPENSES
  Cost of sales                                                                      890,693     663,741     382,513
  Selling and administrative expenses                                                124,603     103,253      78,833
  Special charge                                                                           -       1,900           -
  Interest expense, net                                                                3,315       1,289         174
  Miscellaneous, net                                                                  (1,193)       (604)       (811)
                                                                                  ----------------------------------
                                                                                   1,017,418     769,579     460,709
                                                                                  ----------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                 60,049      22,730      12,734
  Income taxes                                                                        23,839       8,750       4,398
                                                                                  ----------------------------------
INCOME FROM CONTINUING OPERATIONS                                                     36,210      13,980       8,336
DISCONTINUED OPERATIONS
  Income from operations, net of taxes                                                     -       1,418       2,993
  Loss on sale, net of taxes                                                               -     (15,779)          -
CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR POSTRETIREMENT BENEFITS
 OTHER THAN PENSIONS                                                                       -           -      (3,193)
                                                                                  ----------------------------------
NET INCOME (LOSS)                                                                 $   36,210    $   (381)   $  8,136
                                                                                  ==================================
INCOME (LOSS) PER SHARE
  Income from continuing operations                                               $     2.86    $   1.13    $    .67
                                                                                  ==================================
  Discontinued operations
    Income from operations, net of taxes                                          $        -    $    .11    $    .24
                                                                                  ==================================
    Loss on sale, net of taxes                                                    $        -    $  (1.27)   $      -
                                                                                  ==================================
  Cumulative effect of accounting change for postretirement benefits
    other than pensions                                                           $        -    $      -    $   (.26)
                                                                                  ==================================
  Net income (loss)                                                               $     2.86    $   (.03)   $    .66
                                                                                  ==================================
  Average common and common equivalent shares                                         12,664      12,425      12,355
                                                                                  ==================================

The accompanying notes are an integral part of these financial statements.

Wyle Electronics

CONSOLIDATED BALANCE SHEETS

                                                                              December 31,
                                                                          ---------------------
In thousands, except shares                                                 1995        1994
- -----------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                $ 15,694    $  9,319
  Receivables (less allowances of $6,423 and $5,333,
   respectively)                                                            159,829     115,082
  Inventories                                                               203,413     140,332
  Prepaid expenses and deferred tax assets                                    7,295       9,301
                                                                           --------------------
  TOTAL CURRENT ASSETS                                                      386,231     274,034
                                                                           --------------------
PROPERTY, PLANT & EQUIPMENT
  Land                                                                          862         862
  Buildings and improvements                                                 22,394      12,236
  Machinery and equipment                                                    29,581      19,568
                                                                           --------------------
                                                                             52,837      32,666
  Less accumulated depreciation and amortization                             18,508      17,169
                                                                           --------------------
                                                                             34,329      15,497
                                                                           --------------------
OTHER ASSETS INCLUDING DEFERRED TAX ASSETS                                   18,784      16,382
                                                                           --------------------
  TOTAL ASSETS                                                             $439,344    $305,913
                                                                           ====================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt                                     $  3,000    $  3,000
  Accounts payable                                                           97,697      70,444
  Accrued expenses                                                           30,032      29,817
                                                                           --------------------
  TOTAL CURRENT LIABILITIES                                                 130,729     103,261
                                                                           --------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES                                      87,600      17,802
                                                                           --------------------
OTHER LIABILITIES                                                            25,345      25,104
                                                                           --------------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Common stock, 25,000,000 shares authorized
   (shares outstanding: December 31, 1995 - 12,447,946
   and December 31, 1994 - 12,193,041)                                       90,482      86,647
  Retained earnings                                                         105,188      73,099
                                                                           --------------------
                                                                            195,670     159,746
                                                                           --------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $439,344    $305,913
                                                                           ====================

The accompanying notes are an integral part of these financial statements.

Wyle Electronics

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Eleven months
                                                                      Years ended December 31,     ended
                                                                      ------------------------   December 31,
In thousands                                                               1995         1994          1993
- -------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income (loss)                                                        $ 36,210    $   (381)     $  8,136
 Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
  Depreciation and amortization                                              5,007       6,761         5,422
  Provision for losses on receivables                                        2,794       2,143         1,389
  Provision for deferred income taxes                                         (943)       (161)       (1,071)
  Loss on sale of discontinued operations                                        -      15,779             -
  Cumulative effect of accounting change for
   postretirement benefits other than pensions                                   -           -         3,193
 (Increase) in receivables                                                 (47,541)    (44,529)       (6,731)
 (Increase) in inventories                                                 (63,081)    (39,636)      (21,901)
 (Increase) decrease in prepaid expenses                                     1,157       1,354        (1,355)
 Increase in accounts payable                                               27,253      12,232        21,506
 Increase (decrease) in accrued expenses                                       215       4,790        (2,819)
 Other, net                                                                    770      (1,003)         (460)
                                                                          ----------------------------------
 NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                      (38,159)    (42,651)        5,309
                                                                          ----------------------------------
FINANCING ACTIVITIES
 Additions to long-term debt                                                72,798      14,802             -
 Payments of long-term debt                                                 (3,000)     (4,120)       (3,422)
 Exercise of stock options                                                   3,686         684           689
 Dividends on common stock                                                  (3,457)     (3,431)       (3,412)
 Purchase of common stock                                                     (847)     (1,634)          (28)
                                                                          ----------------------------------
 NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                       69,180       6,301        (6,173)
                                                                          ----------------------------------
INVESTING ACTIVITIES
 Additions to property, plant and equipment                                (23,612)     (8,434)       (6,008)
 Proceeds from sale of discontinued operations                                   -      30,000             -
 Proceeds from disposition of property, plant and equipment                      -           -         1,704
 Other non-current assets and liabilities, net                              (1,034)        355          (551)
                                                                          ----------------------------------
 NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                      (24,646)     21,921        (4,855)
                                                                          ----------------------------------
Increase (decrease) in cash and cash equivalents                             6,375     (14,429)       (5,719)
Cash and cash equivalents at beginning of period                             9,319      23,748        29,467
                                                                          ----------------------------------
Cash and cash equivalents at end of period                                $ 15,694    $  9,319      $ 23,748
                                                                          ==================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid during the period for:
  Interest                                                                $  3,710    $  1,542      $  1,162
  Income taxes                                                              21,708      10,168         8,364
                                                                          ----------------------------------

The accompanying notes are an integral part of these financial statements.

Wyle Electronics

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                      Common Stock
For the years ended December 31, 1995 and 1994, and the                                          ----------------------   Retained
eleven months ended December 31, 1993 (in thousands, except shares)                                Shares       Amount     Earnings
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1993                                                                        12,141,342    $ 85,459    $ 73,438
  Net income                                                                                                                  8,136
  Dividends on common stock                                                                                                  (3,412)
  Exercise of stock options                                                                          64,281         829        (140)
  Issuance of restricted stock                                                                       13,300         232
  Unamortized value of restricted stock, net                                                                       (158)
  Purchase of common stock                                                                           (2,000)        (14)        (14)
                                                                                                 ----------------------------------
BALANCE, DECEMBER 31, 1993                                                                       12,216,923      86,348      78,008
  Net loss                                                                                                                     (381)
  Dividends on common stock                                                                                                  (3,431)
  Exercise of stock options                                                                          61,368         780         (96)
  Issuance of restricted stock                                                                        3,950          72
  Amortization of restricted stock, net                                                                              80
  Purchase of common stock                                                                          (89,200)       (633)     (1,001)
                                                                                                 ----------------------------------
BALANCE, DECEMBER 31, 1994                                                                       12,193,041      86,647      73,099
  Net income                                                                                                                 36,210
  Dividends on common stock                                                                                                  (3,457)
  Exercise of stock options                                                                         215,341       3,800        (114)
  Issuance of restricted stock                                                                       80,997       2,909
  Cancellation of restricted stock                                                                     (533)        (11)
  Unamortized value of restricted stock, net                                                                     (2,572)          6
  Purchase of common stock                                                                          (40,900)       (291)       (556)
                                                                                                 ----------------------------------
BALANCE, DECEMBER 31, 1995                                                                       12,447,946    $ 90,482    $105,188
                                                                                                 ==================================

The accompanying notes are an integral part of these financial statements.

Wyle Electronics

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

The company is an international electronics distributor, specializing in marketing semiconductors and computer products, as well as providing value-added services, which include complex materials management systems and engineering design services for semiconductor products (see Note 12).

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

Change in Accounting Principles

As of February 1, 1993, the company adopted Financial Accounting Standards Board ("FASB") Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement No. 109, "Accounting for Income Taxes." As of January 1, 1994, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." The effects of adopting these accounting standards are described in Notes 4 and 8. Financial statements for the previous years have not been restated as a result of the adoption of these standards.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Sales are generally recognized at the time of shipment of the product.

Interest Income

Interest income earned on short-term investments is classified in the consolidated statements of income as a reduction of interest expense. Interest income was $209,000 and $254,000 for the years ended December 31, 1995 and 1994, respectively, and $897,000 for the eleven months ended December 31, 1993.

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

Consolidated Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and cash invested in short-term securities with original maturities of three months or less. The company places its temporary cash investments in high-quality securities and, by policy, limits the amount that can be invested in any one particular instrument.

Note 2. Detail of Certain Balance Sheet Amounts

A detail of certain balance sheet amounts at December 31 follows:

                                                       -----------------
In thousands                                             1995     1994
- ------------------------------------------------------------------------
Accrued expenses:
 Payroll and employee benefits                         $12,144   $ 7,316
 Reserves related to the sale of
  discontinued operations                                   77    11,908
 Other                                                  17,811    10,593
                                                       -----------------
 Total                                                 $30,032   $29,817
                                                       =================
Accounts payable:
 Trade and other                                       $67,320   $53,471
 Checks outstanding                                     30,377    16,973
                                                       -----------------
 Total                                                 $97,697   $70,444
                                                       =================

Note 3. Bank Loans and Long-Term Debt

Long-term debt at December 31 consists of the following:

                                                       -----------------
In thousands                                            1995      1994
- ------------------------------------------------------------------------
Non-committed credit line borrowings                   $57,600   $14,802
Revolving credit agreement                              30,000         -
Senior unsecured loan:
 At 8.95% due through 1996 in
  equal annual installments                              3,000     6,000
                                                       -----------------
                                                        90,600    20,802

Less current maturities                                  3,000     3,000
                                                       -----------------
                                                       $87,600   $17,802
                                                       =================

The non-committed credit line borrowings at December 31, 1995 bear interest at rates ranging from 6.09% - 6.34%, and were due on various dates through January 16, 1996. Such unsecured amounts are classified as long-term debt on the balance sheet, since they may be refinanced at any time with borrowings under the company's three-year revolving credit agreement. The revolving credit agreement borrowing at December 31, 1995 bears interest at 6.05%.

In December 1995, the company amended its $80,000,000 three-year revolving credit agreement with four banks by increasing the committed credit line to $140,000,000 and extending its maturity through December 1998. The credit agreement provides for borrowings at either the agent bank's reference rate or the Eurodollar rate plus .25% to .55%, depending on the company's leverage ratio. An annual facility fee of .125% to .20%, also based on the company's leverage ratio, is payable on the amount of the commitment. The company has additional credit line arrangements with a number of banks that provide for short-term borrowings on a non-committed basis.

Terms of certain borrowing agreements of the company provide, among other things, for the maintenance of certain amounts or ratios relating to working capital, debt, tangible net worth and fixed charge coverage. The agreements also provide for restrictions on additional debt, payment of dividends, purchase of company stock and capital expenditures. Pursuant to the most restrictive covenants of these agreements, retained earnings of $31,111,000 were available at December 31, 1995 for the payment of cash dividends on common stock. The company is in full compliance with the restrictive covenants contained in the borrowing agreements.

Aggregate maturities of long-term debt are $3,000,000 for 1996 and $87,600,000 for 1998.

Wyle Electronics

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

The provision for income taxes from continuing operations was computed using effective tax rates calculated as follows:



                                   Years ended     Eleven months
                                 ----------------     ended
                                   December 31,     December 31,
                                  1995      1994       1993
- ----------------------------------------------------------------
Federal statutory tax rate        35.0%     35.0%      35.0%
State income taxes, net
  of federal tax benefit           5.2       5.3        4.8
Other, net                        (0.5)     (1.8)      (5.3)
                                  -------------------------
     Effective tax rate           39.7%     38.5%      34.5%
                                  =========================


The provision for income taxes from continuing operations consists of:

                                   Years ended     Eleven months
                                   December 31,       ended
                                 ----------------  December 31,
In thousands                      1995      1994       1993
- ----------------------------------------------------------------
Current
  Federal                       $20,069   $ 7,074     $ 4,603
  State                           4,713     1,837         866
                                -----------------------------
                                 24,782     8,911       5,469
Deferred taxes arising
 from timing differences:
  State income taxes               (755)     (112)        (72)
  Receivables allowance            (273)     (440)        289
  Inventory valuation              (767)     (487)       (133)
  Depreciation and
   amortization                    (122)      (87)       (147)
  Differences arising
   from changes in
   accruals and other               974       965      (1,008)
                                -----------------------------
                                   (943)     (161)     (1,071)
                                -----------------------------
                                $23,839   $ 8,750     $ 4,398
                                =============================

Net deferred tax assets (liabilities) at December 31 were composed of the following:


In thousands                                 1995         1994
- ----------------------------------------------------------------
Employee benefit programs                  $ 2,799      $ 1,904
Inventory valuation                          2,616        1,944
Postretirement benefits                      2,206        2,032
Receivables allowance                        1,974        1,749
Depreciation and amortization                  152       (1,391)
Discontinued operations                      4,741        9,878
Operating accruals and other                  (594)      (2,760)
                                           --------------------
                                           $13,894      $13,356
                                           ====================

Net deferred tax assets at December 31, 1995 of $13,894,000 consisted of deferred tax assets of $19,540,000 and deferred tax liabilities of $5,646,000. Net deferred tax assets at December 31, 1994 of $13,356,000 consisted of deferred tax assets of $19,583,000 and deferred tax liabilities of $6,227,000. Deferred taxes are classified in the consolidated balance sheets as current or noncurrent based on the classification of the related asset or liability. Net current deferred tax assets of $5,675,000 and $6,524,000 are included in prepaid expenses at December 31, 1995 and 1994, respectively. No valuation allowance was required for the deferred tax assets.

Note 5. Capital Stock and Dividends

Common stock authorized is 25,000,000 shares. The company declared and paid dividends on common stock of $.28 per share during the years ended December 31, 1995 and 1994. Preference stock authorized is 500,000 shares. No preference stock was outstanding at December 31, 1995 or 1994.

The company has a Shareholder Rights Plan (the "Plan") which provides for one stock purchase right (the "Rights") to be traded initially in tandem with each share of its common stock. The Plan provides that if any person becomes the beneficial owner of 15% or more of the outstanding shares of common stock of the company, each Right (other than Rights held by the 15% shareholder) will be exercisable, on or after the close of business on the tenth business day following such event, to purchase common stock having a market value equal to two times the then current exercise price of the Rights (currently $85.00), or may be exchangeable for one share of common stock.

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

In 1994, the company reactivated a plan to purchase from time to time up to 1,500,000 shares of the corporation's common stock in the open market or through negotiated purchases. The company's Board of Directors has authorized the implementation of this stock repurchase plan in phases, with the initial phase approved at $10 million of aggregate stock purchases. Through December 31, 1995, 132,100 shares had been purchased under this program, of which 40,900 shares were acquired during 1995. The shares purchased, which remain authorized but unissued, were financed primarily through internally generated cash and bank borrowings.

Note 6. Stock Options and Awards

Under the company's stock option and stock incentive plans, non-qualified and incentive stock options, restricted stock, performance awards and stock appreciation rights may be granted to selected key employees. Non-qualified stock options may be granted at prices less than 100% of the fair market value of the company's common stock on the date of grant. Through December 31, 1995, no stock options have been granted at less than fair market value under any of the plans. Options generally become exercisable beginning one year from the date of grant in equal annual installments over a five-year period. Options are exercisable on a cumulative basis and expire ten years from the date of grant.

A summary of changes in the shares under option follows:


                        Shares        Price Range
- -----------------------------------------------------
JANUARY 31, 1993        608,847    $ 8.250 - $19.750
   Granted              378,500     17.000 -  18.500
   Canceled             (11,500)     9.250 -  11.500
   Exercised            (75,750)     8.700 -  14.300
                       -----------------------------
DECEMBER 31, 1993       900,097      8.250 -  19.750
   Granted              156,000     17.750 -  20.000
   Canceled             (23,800)     9.000 -  19.750
   Exercised            (68,497)     8.700 -  17.000
                       -----------------------------
DECEMBER 31, 1994       963,800      8.250 -  20.000
   Granted              141,500     37.875 -  44.375
   Canceled             (12,000)     9.250 -  20.000
   Exercised           (223,444)     8.700 -  19.750
                       -----------------------------
DECEMBER 31, 1995       869,856    $ 8.250 - $44.375
                       =============================

At December 31, 1995, expiration dates for options outstanding ranged from 1996 to 2005, with a weighted average purchase price of $19.57; options for 394,168 shares were exercisable and 335,387 shares were reserved for the granting of additional options or awards. No amounts have been reflected in the company's consolidated statements of income with respect to these stock options.

Restricted share awards of the company's common stock are subject to certain restriction periods from the date of grant, during which they may not be sold, assigned, pledged or otherwise encumbered. Restricted stock awards of 80,997, 3,950 and 13,300 shares were granted during the periods ended December 31, 1995, 1994 and 1993, respectively. The unvested portion of restricted stock is included as an offset to common stock on the consolidated statements of shareholders' equity, and is amortized as vesting occurs.

Under the company's stock option plan for its outside directors, non-employee members of its Board of Directors may receive a grant of up to 5,000 non-qualified stock options annually up to a maximum of 10,000 that are exercisable in equal annual installments over a three-year period. Stock options under this program cannot be granted at less than fair market value on the date of grant. Stock options granted under this plan, included in the table above, totaled 15,000, 50,000 and 40,000 for the periods ended December 31, 1995, 1994 and 1993, respectively.

Wyle Electronics

In October 1995, the FASB issued Statement No. 123 "Accounting for Stock-Based Compensation." The company plans to adopt this required statement for 1996 under the disclosure method. Accordingly, there will be no impact on the reported results of operations or financial position.

Note 7. Income (Loss) per Share

Income (loss) per share is computed based on the average number of shares of common stock and common equivalent shares (stock options) outstanding, after giving effect to the assumed exercise of dilutive stock options. Dual presentation of primary and fully diluted earnings per share has not been made on the consolidated statements of income because the differences are insignificant.

Note 8. Retirement and Other Employee Benefits Plans

The company has a defined benefit pension plan covering substantially all of its employees. Plan benefits are generally based on employees' years of service and average compensation during the final years of employment. Funding of retirement costs for the plan complies with the funding requirements specified by the Employee Retirement Income Security Act. At December 31, 1995, plan assets were invested in diversified equity portfolios (62%), pooled funds or fixed income securities (32%) or in guaranteed income contracts (6%).

Pension expense, including discontinued operations for the year ended December 31, 1994 and for the eleven months ended December 31, 1993, consists of the following components:

                                    Years ended     Eleven months
                                    December 31,       ended
                                   ---------------   December 31,
In thousands                       1995      1994       1993
- -----------------------------------------------------------------
Service cost-benefits earned
  during the period              $ 1,355    $ 2,504    $ 1,989
Interest cost on projected
  benefit obligation               4,133      4,134      3,371
Actual return on plan assets      (9,387)      (626)    (4,129)
Net amortization and
  deferral                         4,419     (3,833)       215
                                 -----------------------------
Net periodic pension cost            520      2,179      1,446
Curtailment gain                       -     (1,880)         -
                                 -----------------------------
Net pension expense              $   520    $   299    $ 1,446
                                 =============================

The company's pension expense for the year ended December 31, 1994 included a curtailment gain, which was included in the loss on sale of discontinued operations (see Note 9).

The pension plan's funded status and amounts recognized in the company's consolidated balance sheets at December 31 were as follows:


In thousands                             1995        1994
- ------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Vested benefits                      $(53,645)   $(46,441)
  Nonvested benefits                       (994)       (701)
                                       --------------------
Accumulated benefit obligation          (54,639)    (47,142)
Effect of projected future
 compensation increases                  (4,706)     (4,159)
                                       --------------------
Projected benefit obligation            (59,345)    (51,301)
Market value of plan assets              56,352      49,093
                                       ====================
Plan assets (less than) projected
 benefit obligation                      (2,993)     (2,208)
Unrecognized actuarial net loss           5,388       4,792
Unrecognized prior service cost            (415)       (839)

Unrecognized net asset at
 February 1, 1987                        (1,169)     (1,286)
                                       --------------------
Prepaid pension liability              $    811    $    459
                                       ====================

In determining the actuarial present value of the projected benefit obligation under the pension plan, the discount rate used was 7.5% as of December 31, 1995 and 8.25% as of December 31, 1994, and the rate of increase in future compensation levels was 5.0% for both periods. The expected long-term rate of return on pension plan assets was 9.5% for the years ended December 31, 1995 and 1994.

The company's pension plan provides that, in the event the plan is terminated following an involuntary change of control, any excess plan assets over plan liabilities would be used to provide increased benefits under the pension plan or other employee benefit plans.

The company has a supplemental executive retirement plan ("SERP") which provides benefits to certain employees whose benefits under the defined benefit pension plan are reduced as a result of limitations imposed by the Internal Revenue Code. The present value of the accumulated benefit obligation related to this plan totaled $3,437,000 at December 31, 1995 and $2,405,000 at December 31, 1994. Expense under the SERP was $641,000, $393,000 and $473,000 for the years ended December 31, 1995, 1994 and the eleven months ended December 31, 1993, respectively.

The company maintains a capital accumulation plan, which qualifies under Section 401(k) of the Internal Revenue Code, for employees meeting certain service requirements. Eligible employees can contribute up to 15% of their annual compensation, subject to certain Internal Revenue Code restrictions. In 1994, the company began matching employee contributions at a rate of 25% on the first $1,200 contributed. Company matching contributions for the years ended December 31, 1995 and 1994 aggregated $182,000 and $316,000, respectively.

The company has Rabbi trusts to fund benefit payments under its SERP and other executive and director deferred compensation plans. Trust assets are irrevocable to the company but are subject to creditor claims under certain conditions. Assets held in the trusts at December 31, 1995 and 1994 totaled $3,724,000 and $3,531,000, respectively.

The company also has an unfunded retirement plan for its outside directors under which benefits are accrued over the estimated service period for each covered director. Amounts expensed related to this plan were not significant for the periods presented.

The company has a Voluntary Employees' Beneficiary Association ("VEBA") trust to fund certain employee benefit payments. Trust assets, which are irrevocable to the company, totaled $734,000 and $530,000 at December 31, 1995 and 1994, respectively.

The company provides postretirement medical coverage to qualifying employees. The company's employees upon retirement may become eligible for benefits if they meet certain age and length of service requirements as specified in the plan.

In December 1990, the FASB issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Statement No. 106 required the company to change its method of accounting for postretirement benefits, to accrue for the cost of these benefits during an employee's years of service. On February 1, 1993, the company adopted the new statement by recording a one-time charge of $3,193,000 (which was net of income taxes of $1,796,000), representing the accumulated postretirement benefit obligation (the "APBO") as of February 1, 1993. The new statement had no effect on the company's cash outlays for retiree benefits.

The provision for postretirement benefits, including discontinued operations for the year ended December 31, 1994 and for the eleven months ended December 31, 1993, consists of the following components:

                                             Years ended     Eleven months
                                             December 31,        ended
                                             -------------     December 31,
In thousands                                 1995    1994          1993
- ---------------------------------------------------------------------------
Service cost-benefits earned
 during the period                           $ 199   $ 292        $ 218
Interest cost on APBO                          473     449          352
Net amortization and deferral                   19      15            -
                                             --------------------------
Net periodic postretirement
 benefit cost                                  691     756          570
Curtailment gain                                 -    (827)           -
                                             --------------------------
Net postretirement medical
 expense (income)                            $ 691   $ (71)       $ 570
                                             ==========================

Wyle Electronics

The company's postretirement benefits provision for the year ended December 31, 1994 included a curtailment gain, which was included in the loss on sale of discontinued operations (see Note 9). The company will continue to be responsible for certain postretirement benefit obligations relating to the discontinued operations.

Components of the APBO recognized in the company's consolidated balance sheets at December 31 were as follows:


In thousands                                    1995       1994
- -----------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Retirees and beneficiaries                  $(3,558)   $(3,587)
  Fully eligible active plan participants        (674)      (579)
  Other active plan participants               (2,286)    (1,752)
                                              ------------------
Total APBO                                     (6,518)    (5,918)
Unrecognized actuarial net loss                 1,160        985
                                              ------------------
Accrued postretirement benefit liability      $(5,358)   $(4,933)
                                              ==================

In determining the actuarial present value of the APBO as of December 31, 1995, the assumed health care cost trend rate was 10%, reducing gradually to an ultimate rate of 5.5% in 2001, and the discount rate was 7.5%. As of December 31,1994, the assumed health care cost trend rate was 11%, reducing gradually to an ultimate rate of 6.25% in 2000, and the discount rate was 8.25%. If the health care cost trend rate were increased by 1% in each year, the APBO as of December 31, 1995 would be increased by $972,000, and the service cost and interest cost components of the net periodic postretirement benefit expense for the current year would be increased by $135,000.

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

Note 9. Discontinued Operations

On December 23, 1994, the company completed the sale of its Scientific Services & Systems ("SS&S") business to WESS Investment Corporation ("WESS"), a buyout group led by William E. Simon & Sons and certain members of the SS&S management along with a current and two former members of the company's Board of Directors.

Under the terms of the agreement, WESS acquired certain assets and liabilities of SS&S, including receivables, inventory, property, equipment, accounts payable and accrued expenses for a negotiated purchase price of $30 million in cash, subject to adjustment, plus additional amounts that may be paid to the company under a five-year earnout provision. Certain excess real properties of SS&S were excluded from the sale to WESS. Such assets are stated at their estimated net realizable value of $3,433,000 at December 31, 1995 and $3,695,000 at December 31, 1994, and are classified in other assets. The company intends to sell these assets in the future.

During 1994, the company recorded a loss on sale of discontinued operations of $15.8 million, after income tax benefits of $9.9 million. The loss on sale included certain transaction costs and reserves associated with the disposition such as reserves for insurance and employee related matters, various contractual arrangements and certain contingent liabilities. The loss on sale was reduced by certain curtailment gains as discussed in Note 8. Accrued expenses related to discontinued operations totaled $77,000 at December 31, 1995 and $11,908,000 at December 31, 1994. Long-term liabilities related to discontinued operations totaled $14,574,000 and $16,258,000 at December 31, 1995 and 1994, respectively.

Operating results for SS&S are classified as discontinued operations on the company's consolidated statements of income for the year ended December 31, 1994 and the eleven months ended December 31, 1993. Sales applicable to discontinued operations for the nine months ended September 30, 1994 and the eleven months ended December 31, 1993 aggregated $61,076,000 and $84,498,000, respectively. Income from discontinued operations is net of income taxes of $1,036,000 and $2,030,000 for the nine months ended September 30, 1994 and the eleven months ended December 31, 1993, respectively. Operating results for SS&S from October 1, 1994 through the closing date of the sale were netted in balance sheet reserves established as part of the loss on sale.

Note 10. Commitments and Contingencies

Commitments

The minimum aggregate rentals payable on long-term operating leases subsequent to December 31, 1995 approximate $18,645,000. The amounts are payable as follows: 1996 - $4,912,000; 1997 - $3,506,000; 1998 - $3,009,000; 1999 -
$2,167,000; 2000 - $1,658,000 and thereafter - $3,393,000. Rental expense
(including month to month rentals) approximated $7,300,000, $8,096,000 and $6,477,000 for the years ended December 31, 1995, 1994 and the eleven months ended December 31, 1993, respectively.

Contingencies

In May 1993, Avnet, Inc. ("Avnet") and Hall-Mark Electronics Corporation ("Hall-Mark") filed a civil action against the company and a former employee of Hall-Mark in the Superior Court of Fulton County, Georgia, seeking injunctive and unspecified monetary damages, alleging, inter alia, that the company tortiously interfered with the employment relations of Hall-Mark and its employees and that the company tortiously interfered with a proposed business combination between the plaintiffs, which combination was consummated subsequently. Plaintiffs' motion for a preliminary injunction was denied in part by the trial court and affirmed by the Georgia Supreme Court in December 1993. The company filed a counterclaim against plaintiffs, alleging, inter alia, that plaintiffs had tortiously interfered with the company's business and employment relations. On October 31, 1995, plaintiffs voluntarily dismissed their claims in Georgia without prejudice, and the Georgia court then entered summary judgment against the company on the counterclaim and dismissed same.

In September 1995, the plaintiffs refiled the same action against the company and certain company employees in the Circuit Court of Hillsborough County, Florida, which the company has now moved to dismiss. The Florida litigation is still pending. While this litigation is in the pretrial stage, the company believes that plaintiffs' complaint is without merit and will contest it vigorously. The company recorded a special charge of $1,900,000 during the third quarter of 1994, primarily for anticipated legal expenses associated with the defense of this litigation. Although management cannot predict the ultimate outcome with any certainty, management believes that a result adverse to the company in this matter is unlikely.

The company also has other contingent liabilities arising in the ordinary course of business. In the opinion of management, the ultimate disposition of such matters will not materially affect the company's results of operations or financial position.

Wyke Electronics

Note 11. Business Segments

The company is now exclusively in the electronics marketing business, after the sale of its SS&S operations in December 1994 (see Note 9). Financial information for SS&S is shown below as discontinued operations.

Identifiable assets, capital expenditures and depreciation and amortization by segment follows:

                                   Years ended     Eleven months
                                   December 31,       ended
                                ------------------  December 31,
In thousands                     1995        1994       1993
- -----------------------------------------------------------------
Identifiable assets:
 Continuing
  operations                   $435,911    $302,218    $221,658
 Discontinued
  operations                      3,433       3,695      38,913
                               --------------------------------
 Total                         $439,344    $305,913    $260,571
                               ================================
Capital expenditures:
 Continuing
  operations                   $ 23,612    $  7,644    $  4,990
 Discontinued
  operations                          -         790       1,018
                               --------------------------------
 Total                         $ 23,612    $  8,434    $  6,008
                               ================================
Depreciation and
 amortization:
 Continuing
  operations                   $  5,007    $  4,120    $  3,062
 Discontinued
  operations                          -       2,641       2,360
                               --------------------------------
 Total                         $  5,007    $  6,761    $  5,422
                               ================================

Note 12. Subsequent Event

On January 2, 1996, the company purchased all the outstanding capital stock (the "Stock") of Sylvan Ginsbury, Ltd., a New Jersey corporation, and certain affiliated entities ("Ginsbury"), an international distributor of active, passive and interconnect electronic products with operations in the United States and six European countries. The assets represented by the Stock generally include personal property, inventory, accounts receivable, intellectual property, assigned contracts, permits and other identifiable intangible assets. The negotiated purchase price of the Ginsbury stock was approximately $38.8 million consisting of $30.8 million in cash paid on the closing date, $3.0 million of restricted stock issued at closing and up to $5.0 million in cash for an earnout provision, which is potentially payable based on the future financial performance of Ginsbury over a five-year period. The acquisition was financed mainly through borrowings under the company's revolving credit agreement.

Wyle Electronics

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Wyle Electronics:

We have audited the accompanying consolidated balance sheets of Wyle Electronics (a California corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1995 and 1994 and the eleven-month period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wyle Electronics and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994 and the eleven-month period ended December 31, 1993 in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective February 1, 1993, the company changed its method of accounting for postretirement benefits other than pensions.

                                              /s/ Arthur Andersen LLP

Los Angeles, California                       Arthur Andersen LLP
February 16, 1996

Wyle Electronics

SELECTED FINANCIAL DATA





                                                              Eleven
                                                              months
In thousands, except per        Years ended December 31,      ended
 share amounts and              ------------------------    December 31,
 percentages                        1995         1994          1993(a)
- -------------------------------------------------------------------------
OPERATING RESULTS
 Net sales                       $1,077,467    $792,309       $473,443
 Cost of sales                      890,693     663,741        382,513
 Interest expense, net                3,315       1,289            174
 Income (loss) from
  continuing operations
  before income taxes                60,049      22,730         12,734
 Income (loss) from
  continuing operations              36,210      13,980          8,336
 Net income (loss)                   36,210        (381)(b)      8,136(c)
 Income (loss) per share
   Primary
    Continuing operations              2.86        1.13            .67
    Net income (loss)                  2.86        (.03)(b)        .66(c)
   Fully diluted(d)
    Continuing operations                 -           -              -
    Net income (loss)                     -           -              -
 Dividends per common share             .28         .28            .28
 Dividends paid                       3,457       3,431          3,412
                                 =====================================
YEAR-END FINANCIAL DATA
 Working capital                 $  255,502    $170,773       $143,432
 Net investment in property,
  plant and equipment                34,329      15,497         30,606
 Total assets                       439,344     305,913        260,571
 Long-term debt, including
  subordinated debentures            87,600      17,802          6,000
 Shareholders' equity               195,670     159,746        164,356
 Book value per common share          15.72       13.10          13.45
 Income (loss) from
  continuing operations as a
  % of sales                            3.4%        1.8%           1.8%
 Annualized return from
  continuing operations on
  average shareholders'
  equity                               20.4%        8.6%           5.6%
                                 =====================================

(a) The company changed its fiscal year-end from January 31 to December 31, resulting in an eleven-month fiscal year.
(b) Includes a net loss on sale of discontinued operations of $15.8 million, or $1.27 per share (see Note 9).
(c) Includes a charge of $3.2 million, or $.26 per share, for the cumulative effect of an accounting change for postretirement benefits other than pensions (see Note 8).
(d) During the year ended January 31, 1993, the company converted its outstanding convertible subordinated debentures into its common stock, which resulted in primary and fully diluted earnings per share being the same.

Wyle Electronics


In thousands, except per                                              Years ended January 31,
 share amounts and                 --------------------------------------------------------------------------------------------
 percentages                         1993        1992        1991        1990       1989        1988        1987        1986
                                   --------------------------------------------------------------------------------------------
OPERATING RESULTS
 Net sales                         $446,609    $359,868    $358,921    $319,061    $318,107    $265,395    $224,559    $195,384
 Cost of sales                      353,558     280,414     273,374     246,368     246,502     207,992     174,294     149,787
 Interest expense, net                2,283       2,426       2,668       3,240       3,770       3,140       2,413       1,971
 Income (loss) from
  continuing operations
  before income taxes                18,310       7,793      14,688       5,859       6,463       1,989      (1,187)     (3,601)
 Income (loss) from
  continuing operations              11,787       5,275       9,350       3,782       3,957       1,136          65      (1,432)
 Net income (loss)                   15,428       9,668      12,694       7,478       7,800       5,779       4,307      (3,196)
 Income (loss) per share
   Primary
    Continuing operations              1.11         .52         .94         .38         .39         .11         .01        (.15)
    Net income (loss)                  1.45         .95        1.28         .75         .77         .57         .44        (.33)
   Fully diluted(d)
    Continuing operations              1.03         .53         .89         .41         .42         .16         .02        (.15)
    Net income (loss)                  1.33         .90        1.18         .72         .74         .56         .43        (.33)
 Dividends per common share             .28         .28         .28         .28         .28         .27         .26         .26
 Dividends paid                       2,990       2,792       2,728       2,791       2,837       2,673       2,461       2,432
                                   ============================================================================================
YEAR-END FINANCIAL DATA
 Working capital                   $141,970    $133,074    $115,268    $101,611    $ 96,220    $106,466    $ 81,256    $ 75,432
 Net investment in property,
  plant and equipment                29,884      30,513      30,902      31,306      30,243      25,860      27,137      24,031
 Total assets                       236,213     216,530     194,341     176,142     182,913     175,761     148,574     137,840
 Long-term debt, including
  subordinated debentures            10,120      41,991      36,039      36,571      32,405      43,724      25,882      21,472
 Shareholders' equity               158,897     115,303     105,535      94,286      93,851      88,522      80,612      78,373
 Book value per common share          13.09       11.48       10.79        9.77        9.26        8.78        8.37        8.18
 Income (loss) from
  continuing operations as a
  % of sales                            2.6%        1.5%        2.6%        1.2%       1.2%         .4%          -        (.7)%
 Annualized return from
  continuing operations on
  average shareholders'
  equity                                8.6%        4.8%        9.4%        4.0%       4.3%        1.3%         .1%      (1.8)%
                                   ============================================================================================

Wyle Electronics

RESULTS BY QUARTER AND CAPITAL STOCK INFORMATION
Unaudited

                                             Year ended December 31, 1995                Year ended December 31, 1994
                                                       by Quarter                                by Quarter(a)
In thousands, except per               ---------------------------------------------------------------------------------------
 share amounts                           First     Second     Third      Fourth     First      Second     Third       Fourth
- ------------------------------------------------------------------------------------------------------------------------------
Net sales                              $250,036   $254,899   $273,499   $299,033   $175,579   $188,104   $204,148    $224,478
Gross profit                             40,337     45,203     49,120     52,114     28,863     31,313     33,067      35,325
Income from continuing
 operations                               6,730      8,774     10,139     10,567      2,117      3,318   3,125(b)       5,420
Discontinued operations
   Income (loss) from
    operations,
    net of taxes                              -          -          -          -        692        976       (250)          -
 Loss on sale, net of taxes                   -          -          -          -          -          -    (13,442)     (2,337)
Net income (loss)                      $  6,730   $  8,774   $ 10,139   $ 10,567   $  2,809   $  4,294   $(10,567)   $  3,083
                                       =======================================================================================
Income (loss) per share
   Income from continuing
    operations                         $    .54   $    .70   $    .80   $    .83   $    .17   $    .27   $  .25(b)   $   (.44)
   Discontinued operations
    Income (loss) from
     operations,
      net of taxes                            -          -          -          -        .06        .08       (.02)          -
  Loss on sale, net of taxes                  -          -          -          -          -          -      (1.08)       (.19)
 Net income (loss)                     $    .54   $    .70   $    .80   $    .83   $    .23   $    .35   $   (.85)   $   (.25)
                                       =======================================================================================

(a) On December 23, 1994, the company completed the sale of its Scientific Services & Systems ("SS&S") business.
(b) Includes a special charge of $1.2 million, after tax, or $.09 per share, primarily for anticipated expenses related to a particular litigation matter.

Wyle Electronics common stock is traded on the New York Stock Exchange under the symbol WYL. The high and low price ranges and dividends paid per share for each quarterly period during the past two years are as follows:

                               Price Range                                                 Price Range
Year ended                --------------------    Dividends      Year ended             -----------------    Dividends
December 31, 1995           High         Low      Per Share      December 31, 1994       High      Low       Per Share
- ----------------------------------------------------------------------------------------------------------------------
QUARTER ENDED                                                                   QUARTER ENDED
  March 31, 1995          $24 1/2      $19 3/8      $.07         March 31, 1994         $20 3/4  $17 3/4        $.07
  June 30, 1995            29 1/4       23           .07         June 30, 1994           19 3/8   16 1/4         .07
  September 30, 1995       45 3/8       27 3/8       .07         September 30, 1994      20 3/4   16 3/4         .07
  December 31, 1995        46 1/2       33 1/2       .07         December 31, 1994       20       16 3/4         .07
- -----------------------------------------------------------------------------------------------------------------------

The financial section of this report is printed on recycle paper.


                50% TOTAL RECOVERED FIBER.
[RECYCLE LOGO]
                20% POST-CONSUMER WASTE.