Form 10-K, Exhibit 13
period 1996-12-31
WYLE ELECTRONICS
filed 1997-03-31
CIK 108683

                                                                      EXHIBIT 13



Wyle Electronics            1996: Financial Review








Management's Discussion and Analysis of Financial Condition and Results of Operations   14


Consolidated Statements of Income                                                       17


Consolidated Balance Sheets                                                             18


Consolidated Statements of Cash Flows                                                   20


Consolidated Statements of Shareholders' Equity                                         21


Notes to Consolidated Financial Statements                                              22


Report of Independent Public Accountants                                                31


Selected Financial Data                                                                 32


Results by Quarter and Capital Stock Information                                        34

Wyle Electronics    Management's Discussion and Analysis of
                    Financial Condition and Results of Operations


Results of Operations

Sales and income from continuing operations for the year ended December 31, 1996 totaled $1.25 billion and $40.2 million, respectively. In comparison to 1995, sales rose by 16% and income from continuing operations advanced 11%. The growth in sales for 1996, compared to 1995, resulted primarily from increased shipments of computer products, mainly computer systems and peripherals, and mass storage devices. Semiconductor revenues in 1996 rose slightly from 1995 due mainly to increased shipments of application-specific integrated circuits (ASICs). Semiconductor orders slowed significantly in the second and third quarters of 1996 as customers reduced excess inventory levels in light of shorter product lead times. In the fourth quarter of 1996, customer inventory levels came more in line with market conditions and certain customers began returning to more normal ordering patterns.

The company's increase in income from continuing operations for 1996 versus 1995 can be attributed mainly to sales growth along with a higher aggregate gross margin percentage. The improved gross margin primarily reflects a change in the mix of products and services sold. Earnings in 1996 also reflect a higher level of interest expense compared to the prior year.

On January 2, 1996, the company purchased all the outstanding capital stock of Sylvan Ginsbury, Ltd., a New Jersey corporation, and certain affiliated entities ("Ginsbury"), an international distributor of active, passive and interconnect electronic products with operations in the United States and six European countries (see Note 8 of Notes to Consolidated Financial Statements herein). Revenues generated from Ginsbury also contributed to the company's 1996 sales growth and earnings.

During October 1996, the company was notified by Advanced Micro Devices ("AMD") and Philips Semiconductor that they would be terminating their distribution agreements with the company. AMD and Philips combined represented approximately 7% of the company's consolidated sales immediately prior to the termination. The company believes it has the opportunity to recover a significant portion of these sales from comparable products offered by its existing suppliers, along with incremental sales from the newly acquired lines of National Semiconductor and Fairchild Semiconductor, which were announced in August of 1996.

For the year ended December 31, 1995, the company reported sales of $1.08 billion and income from continuing operations of $36.2 million. Compared to 1994, sales rose by 36% and income from continuing operations increased 159%. The growth in sales for 1995, in comparison to 1994, resulted mainly from increased shipments of semiconductor products, particularly those offered through the company's value-added activities such as design of ASICs, and other semiconductor design/programming services, along with kitting, turnkey manufacturing and autoreplenishment. Shipments of lower-margin PC microprocessors in 1995 were down from 1994. The company also registered significantly higher shipments of computer systems and mass storage devices in 1995 versus 1994.

The increase in income from continuing operations in 1995 over 1994 primarily reflects the company's growth in sales. Additionally, the company's aggregate gross margin percentage increased in comparison to the prior year, due mainly to a change in the mix of products sold. Earnings for 1995 benefited from lower selling and administrative expense as a percentage of sales, due in part to an increase in sales for the company's new expansion branches, which began operations in mid-1993. Operating results for 1995 reflected a higher level of interest expense due to an increased level of credit line borrowings.

For the year ended December 31, 1994, the company reported sales of $792.3 million and income from continuing operations of $14.0 million. In 1994, the company recorded a special charge to continuing operations of $1.9 million ($1.2 million after income taxes) primarily for anticipated legal expenses associated with a certain litigation matter (see Note 11 of Notes to Consolidated Financial Statements herein). Additionally, on December 23, 1994, the company completed the sale of its Scientific Services & Systems Group, which it accounted for as a discontinued operation (see Note 10 of Notes to Consolidated Financial Statements herein), and recorded a loss on the sale of $15.8 million, after income taxes. After recording the loss on sale and income from discontinued operations, the company reported a net loss of $381,000 for 1994.

In May 1993, the company initiated a major geographic expansion program to open ten new facilities in key eastern and midwestern markets within the United States. As anticipated, the expansion operations incurred quarterly operating losses through June 30, 1994 during this initial investment period. Sales for the new expansion divisions increased steadily from inception and aggregate operating losses for these divisions continued to decline throughout the quarter ended June 30, 1994. During the second half of 1994, the expansion divisions, as a whole, began providing a positive income contribution.

The company's business is affected by the cyclical nature of the electronics industry and the effect of general economic and market conditions, industry market conditions caused by changes in the supply and demand for semiconductors and computer products, intense industry competition and other risks. There is hereby incorporated by reference the information appearing under the caption "Risk Factors" in Part I of the Company's Annual Report on Form 10-K.

Discontinued Operations

Operating results for the Scientific Services & Systems Group are classified as discontinued operations in the company's consolidated statements of income. The company's sales and income from continuing operations for all periods reflect only the operating results of its electronics distribution business.

Other

Net interest expense for 1996 of $7.6 million increased in comparison to 1995, due mainly to higher borrowing levels that were incurred primarily to finance additional working capital in support of higher sales levels, as well as the cash portion of the Ginsbury acquisition.

Net interest expense for 1995 of $3.3 million increased from 1994, due to higher borrowing levels resulting mainly from funding working capital requirements associated with sales growth and to finance the construction of a new warehouse/value-added distribution center.

The company's effective income tax rate for continuing operations was 39.5%, 39.7% and 38.5% for the years ended December 31, 1996, 1995 and 1994, respectively.

Wyle Electronics    Management's Discussion and Analysis of
                    Financial Condition and Results of Operations



In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which encourages, but does not require, a fair value based method of accounting for stock-based compensation plans. On January 1, 1996, as permitted under SFAS No. 123, the company elected to comply with the statement's pro forma disclosure requirements and to continue to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The adoption of this statement did not have a material effect on the company's net income (loss) or financial position.

Liquidity and Capital Resources

The company's working capital at December 31, 1996 of $280.3 million rose by $24.8 million from December 31, 1995. Working capital growth resulted primarily from an increase in trade receivables and inventories due to higher sales levels, offset partially by higher accrued expenses. The current ratio was 3.1 to 1 at December 31, 1996 compared with 3.0 to 1 at December 31, 1995. The ratio of long-term debt to total capital was 32% and 31% at December 31, 1996 and 1995, respectively.

Capital expenditures for 1996 aggregated $13.5 million, which are lower than 1995 due mainly to capital outlays incurred in 1995 for the construction of a new value-added distribution center that became fully operational during the first half of 1996. The company expects its total capital expenditures for 1997 to be approximately $10-12 million.

Many factors affect the company's cash requirements such as changes in its sales level and inventory turnover rate. During electronics industry growth periods, increases in receivable and inventory balances have typically been financed through cash on hand and cash flow from operations as well as borrowings. During electronics industry recessionary periods, cash has been generated through receivable and inventory reductions.

In April 1996, the company issued $30 million of senior unsecured notes due 2001, which bear interest at 6.98%. In November 1996, the company issued an additional $20 million of senior unsecured notes due 2006, which bear interest at 7.18%. The proceeds from both issuances were used to repay bank borrowings.

In April 1996, the company amended its $140 million three-year revolving credit agreement by reducing the committed credit line to $110 million. In December 1996, the company amended its $110 million revolving credit agreement by increasing its term from three to five years, extending the maturity of the agreement to December 2001. In addition, the company has arrangements with a number of other banks to provide short-term financing on a non-committed basis. The company's near-term cash requirements are expected to be financed through a combination of internally generated cash flow, bank borrowings and other sources of available capital.

Wyle Electronics       Consolidated Statements of Income

                                                                                        Years ended December 31,
                                                                                 -------------------------------------
In thousands, except per share amounts                                               1996          1995        1994
----------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $1,244,504    $1,077,467    $792,309
                                                                                --------------------------------------
Costs and expenses
 Cost of sales                                                                     1,020,796       890,693     663,741
 Selling and administrative expenses                                                 150,287       124,603     103,253
 Special charge                                                                            -             -       1,900
 Interest expense, net                                                                 7,623         3,315       1,289
 Miscellaneous, net                                                                     (673)       (1,193)       (604)
                                                                                --------------------------------------
                                                                                   1,178,033     1,017,418     769,579
                                                                                --------------------------------------
Income from continuing operations before income taxes                                 66,471        60,049      22,730
 Income taxes                                                                         26,256        23,839       8,750
                                                                                --------------------------------------
Income from continuing operations                                                     40,215        36,210      13,980
Discontinued operations
 Income from operations, net of taxes                                                      -             -       1,418
 Loss on sale, net of taxes                                                                -             -     (15,779)
                                                                                --------------------------------------
Net income (loss)                                                                 $   40,215    $   36,210    $   (381)
                                                                                ======================================

Income (loss) per share
 Income from continuing operations                                                     $3.12         $2.86      $ 1.13
                                                                                ======================================
 Discontinued operations
  Income from operations, net of taxes                                                 $   -         $   -      $  .11
                                                                                ======================================
  Loss on sale, net of taxes                                                           $   -         $   -      $(1.27)
                                                                                ======================================
 Net income (loss)                                                                     $3.12         $2.86      $ (.03)
                                                                                ======================================
 Average common and common equivalent shares                                          12,893        12,664      12,425
                                                                                ======================================

The accompanying notes are an integral part of these financial statements.

Wyle Electronics          Consolidated Balance Sheets


                                                                                      December 31,
                                                                                ------------------------
In thousands, except shares                                                        1996           1995
--------------------------------------------------------------------------------------------------------
Assets

Current assets
 Cash and cash equivalents                                                       $ 13,857       $ 15,694
 Receivables (less allowances of $8,487 and $6,423, respectively)                 174,530        159,829
 Inventories                                                                      216,544        203,413
 Prepaid expenses and deferred tax assets                                           8,563          7,295
                                                                                ------------------------
 Total current assets                                                             413,494        386,231
                                                                                ------------------------
Property, plant & equipment
 Land                                                                                 862            862
 Buildings and improvements                                                        24,480         22,394
 Machinery and equipment                                                           39,821         29,581
                                                                                ------------------------
                                                                                   65,163         52,837
 Less accumulated depreciation and amortization                                    27,324         18,508
                                                                                ------------------------
                                                                                   37,839         34,329
                                                                                ------------------------
Goodwill, net of amortization                                                      28,236            241
                                                                                ------------------------
Other assets and deferred tax assets                                               26,683         18,543
                                                                                ------------------------
 Total assets                                                                    $506,252       $439,344
                                                                                ========================

The accompanying notes are an integral part of these financial statements.

                                                                                        December 31,
                                                                                 ------------------------
                                                                                    1996           1995
---------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities
 Current maturities of long-term debt                                             $    575       $  3,000
 Accounts payable                                                                   93,111         97,697
 Accrued expenses                                                                   39,465         30,032
                                                                                 ------------------------
 Total current liabilities                                                         133,151        130,729
                                                                                 ------------------------
Long-term debt, less current maturities                                            111,845         87,600
                                                                                 ------------------------
Other liabilities                                                                   25,111         25,345
                                                                                 ------------------------

Commitments and contingencies

Shareholders' Equity
 Common stock, 25,000,000 shares authorized
  (shares outstanding: December 31, 1996 - 12,588,609
  and December 31, 1995 - 12,447,946)                                               97,091         90,482
 Retained earnings                                                                 139,006        105,188
 Foreign currency translation adjustment                                                48              -
                                                                                 ------------------------
                                                                                   236,145        195,670
                                                                                 ------------------------
 Total liabilities and shareholders' equity                                       $506,252       $439,344
                                                                                 ========================

Wyle Electronics          Consolidated Statements of Cash Flows

                                                                                       Years ended December 31,
                                                                                 -----------------------------------
In thousands                                                                       1996          1995         1994
--------------------------------------------------------------------------------------------------------------------
Operating Activities
 Net income (loss)                                                               $ 40,215      $ 36,210    $   (381)
 Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
  Depreciation and amortization                                                     9,609         5,007       6,761
  Provision for losses on receivables                                               3,490         2,794       2,143
  Provision for deferred income taxes                                              (1,294)         (943)       (161)
  Loss on sale of discontinued operations                                               -             -      15,779
 (Increase) in receivables                                                         (9,098)      (47,541)    (44,529)
 (Increase) in inventories                                                         (9,855)      (63,081)    (39,636)
 (Increase) decrease in prepaid expenses                                              (12)        1,157       1,354
 Increase (decrease) in accounts payable                                           (9,044)       27,253      12,232
 Increase in accrued expenses                                                       6,648           215       4,790
 Other, net                                                                           959           770      (1,003)
                                                                                 -----------------------------------
 Net cash provided by (used for) operating activities                               31,618      (38,159)    (42,651)
                                                                                 -----------------------------------
Financing activities
 Additions to long-term debt                                                       50,000        72,798      14,802
 Payments of long-term debt                                                       (29,311)       (3,000)     (4,120)
 Exercise of stock options                                                          3,331         3,686         684
 Dividends on common stock                                                         (4,033)       (3,457)     (3,431)
 Purchase of common stock                                                          (2,977)         (847)     (1,634)
                                                                                 -----------------------------------
 Net cash provided by financing activities                                         17,010        69,180       6,301
                                                                                 -----------------------------------
Investing activities
 Cash consideration paid for acquired business, net of
  $1,302 cash received                                                            (30,971)            -           -
 Additions to property, plant and equipment                                       (13,453)      (21,561)     (7,905)
 Additions to capitalized software costs                                           (3,171)       (2,563)       (677)
 Proceeds from sale of discontinued operations                                          -             -      30,000
 Other non-current assets and liabilities, net                                     (2,918)         (522)        503
                                                                                 -----------------------------------
 Net cash provided by (used for) investing activities                             (50,513)      (24,646)     21,921
                                                                                 -----------------------------------
Foreign currency translation adjustment                                                48             -           -
                                                                                 -----------------------------------
Increase (decrease) in cash and cash equivalents                                   (1,837)        6,375     (14,429)
Cash and cash equivalents at beginning of year                                     15,694         9,319      23,748
                                                                                 -----------------------------------
Cash and cash equivalents at end of year                                         $ 13,857      $ 15,694    $  9,319
                                                                                 ===================================

Supplemental disclosures of cash flow information
 Cash paid during the year for:
  Interest                                                                       $  7,414      $  3,710    $  1,542
  Income taxes                                                                     29,730        21,708      10,168
                                                                                 -----------------------------------

The accompanying notes are an integral part of these financial statements.

Wyle Electronics       Consolidated Statements of Shareholders' Equity






                                                                                                                         Foreign
                                                                                Common Stock                             Currency
For the years ended December 31, 1996, 1995                                ------------------------         Retained    Translation
and 1994 (in thousands, except shares)                                       Shares         Amount          Earnings     Adjustment
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993                                                 12,216,923      $86,348          $ 78,008       $  -
 Net loss                                                                                                       (381)
 Dividends on common stock                                                                                    (3,431)
 Exercise of stock options                                                     61,368          780               (96)
 Restricted stock awards, net                                                   3,950          152
 Purchase of common stock                                                     (89,200)        (633)           (1,001)
                                                                           --------------------------------------------------------
Balance, December 31, 1994                                                 12,193,041       86,647            73,099          -
 Net income                                                                                                   36,210
 Dividends on common stock                                                                                    (3,457)
 Exercise of stock options                                                    215,341        3,800              (114)
 Restricted stock awards, net                                                  80,464          326                 6
 Purchase of common stock                                                     (40,900)        (291)             (556)
                                                                           --------------------------------------------------------
Balance, December 31, 1995                                                 12,447,946       90,482           105,188          -
 Net income                                                                                                   40,215
 Dividends on common stock                                                                                    (4,033)
 Exercise of stock options                                                    148,068        3,403               (72)
 Restricted stock awards, net                                                   2,990          913               (22)
 Issuance of restricted stock for an acquisition                               81,605        3,000
 Purchase of common stock                                                     (92,000)        (707)           (2,270)
 Foreign currency translation adjustment                                                                                     48
                                                                           --------------------------------------------------------
Balance, December 31, 1996                                                 12,588,609      $97,091          $139,006       $ 48
                                                                           ========================================================

The accompanying notes are an integral part of these financial statements.

Wyle Electronics    Notes to Consolidated Financial Statements



Note 1. Summary of Significant Accounting Policies

Nature of Operations The company is a leading international electronics distributor marketing semiconductors and computer products, as well as providing value-added services. These services include complex materials management systems and engineering design for application-specific integrated circuits, including field programmable logic devices.

Principles of Consolidation The consolidated financial statements include the accounts of Wyle Electronics and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Discontinued Operations On December 23, 1994, the company completed the sale of its Scientific Services & Systems ("SS&S") business (see Note 10). Operating results for SS&S are classified as discontinued operations in the company's consolidated statements of income.

Change in Accounting Principles In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which encourages, but does not require, a fair value based method of accounting for stock-based compensation plans. On January 1, 1996, as permitted under SFAS No. 123, the company elected to comply with the statement's pro forma disclosure requirements and continue to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The adoption of this statement did not have a material effect on the company's net income (loss) or financial position (see
Note 6).

Use of Estimates The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Sales are generally recognized at the time of shipment of the product.

Interest Income Interest income earned on short-term investments is classified in the consolidated statements of income as a reduction of interest expense. Interest income for the years presented was immaterial.

Income (Loss) per Share Income (loss) per share is computed based on the average number of shares of common stock and common equivalent shares (stock options) outstanding, after giving effect to the assumed exercise of dilutive stock options. Dual presentation of primary and fully diluted earnings per share has not been made on the consolidated statements of income because the differences are immaterial.

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

Property, Plant and Equipment Property, plant and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance, repairs and minor refurbishments are expensed as incurred. Depreciation is provided using the straight-line method based on estimated useful lives. Useful lives range from 2 to 40 years for buildings and improvements and from 2 to 10 years for machinery and equipment. Leasehold improvements are amortized over the lesser of the lease term or estimated useful life.

Goodwill Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired, and is being amortized over 40 years on a straight-line basis. The company evaluates the carrying value and the remaining useful life of its goodwill, and will adjust the carrying value and related amortization period if appropriate.

Capitalized Software Costs The company capitalizes the purchase costs and certain internal development costs of computer software. Such costs include vendor design, testing and implementation consulting fees. Capitalized internal development costs consist primarily of direct labor attributable to implementation.

Foreign Currency Translation The functional currency of the company's foreign operations is the applicable local currency. The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, while the results of foreign operations are translated at the weighted average exchange rate for the period. The related translation gains or losses are reported as a separate component of shareholders' equity.

Gains or losses resulting from foreign currency transactions, which were immaterial, are included in results of operations.

Consolidated Statements of Cash Flows For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and cash invested in short-term securities with original maturities of three months or less. The company places its temporary cash investments in high-quality securities and, by policy, limits the amount that can be invested in any one particular instrument.

Note 2. Detail of Certain Balance Sheet Amounts

A detail of certain balance sheet amounts at December 31 follows:

                                                              ------------------
In thousands                                                    1996      1995
--------------------------------------------------------------------------------

Accrued expenses:
 Payroll and employee benefits                                $12,112    $12,144
 Other                                                         27,353     17,888
                                                              ------------------
 Total                                                        $39,465    $30,032
                                                              ==================
Accounts payable:
 Trade and other                                              $84,650    $67,320
 Checks outstanding                                             8,461     30,377
                                                              ------------------
 Total                                                        $93,111    $97,697
                                                              ==================

Note 3. Bank Loans and Long-Term Debt

Long-term debt at December 31 consists of the following:

                                                              ------------------
In thousands                                                    1996      1995
--------------------------------------------------------------------------------
Non-committed credit line borrowings                          $ 61,600   $57,600
Revolving credit agreement                                           -    30,000
Senior unsecured notes:
 At 6.98% due 2001                                              30,000         -
 At 7.18% due 2006                                              20,000         -
 At 8.95% due 1996                                                   -     3,000
Other obligations                                                  820         -
                                                              ------------------
                                                               112,420    90,600
Less current maturities                                            575     3,000
                                                              ------------------
                                                              $111,845   $87,600
                                                              ==================

At December 31, 1996, the company had credit line arrangements with a number of banks that provide short-term borrowings on a non-committed basis. The non-committed credit line borrowings outstanding at December 31, 1996 bear interest at rates ranging from 6.13 - 7.35%, and mature on various dates through January 6, 1997. Such unsecured amounts are classified as long-term debt on the consolidated balance sheets, since they may be refinanced at any time with borrowings under the company's multi-year revolving credit agreement.

In April 1996, the company amended its $140 million three-year revolving credit agreement by reducing the committed credit line to $110 million. In December 1996, the company amended its $110 million revolving credit agreement by increasing its term from three to five years, extending the maturity of the agreement to December 2001. The credit agreement provides for borrowings at either the agent bank's reference rate or the Eurodollar rate plus .25% to .55%, depending on the company's leverage ratio. An annual facility fee of .125% to
 .20%, also based on the company's leverage ratio, is payable on the amount of the commitment.

Wyle Electronics    Notes to Consolidated Financial Statements



In April 1996, the company issued $30 million of senior unsecured notes due 2001, which bear interest at 6.98%. In November 1996, the company issued an additional $20 million of senior unsecured notes due 2006, which bear interest at 7.18%. The proceeds from both issuances were used to repay bank borrowings.

Other obligations consist mainly of borrowings to support the working capital requirements of the company's foreign operations. Such borrowings have various interest rates and due dates.

Terms of certain borrowing agreements of the company provide, among other things, for the maintenance of certain amounts or ratios relating to working capital, debt, tangible net worth and fixed charge coverage. The agreements also provide for restrictions on additional debt, payment of dividends, purchase of company stock and capital expenditures. Pursuant to the most restrictive covenants of these agreements, retained earnings of $44,208,000 were available at December 31, 1996 for the payment of cash dividends on common stock. The company is in full compliance with the restrictive covenants contained in the borrowing agreements.

Aggregate maturities of long-term debt are: $575,000 for 1997; $245,000 for 1998; $91,600,000 for 2001; and $20,000,000 thereafter.

Note 4. Income Taxes

The provision for income taxes from continuing operations was computed using effective tax rates calculated as follows:

                                                       --------------------
                                                       1996    1995    1994
---------------------------------------------------------------------------
Federal statutory tax rate                             35.0%   35.0%   35.0%
State income taxes, net
 of federal tax benefit                                 4.7     5.2     5.3
Other, net                                              (.2)    (.5)   (1.8)
                                                       --------------------
Effective tax rate                                     39.5%   39.7%   38.5%
                                                       ====================

The provision for income taxes from continuing operations consists of:

                                              -----------------------------
In thousands                                    1996       1995        1994
---------------------------------------------------------------------------

Current
 Federal                                      $22,718    $20,069     $7,074
 State                                          4,460      4,713      1,837
 Foreign                                          372          -          -
                                              -----------------------------
                                               27,550     24,782      8,911
                                              -----------------------------

Deferred taxes arising
 from temporary
 differences:
 State income taxes                              (164)      (755)      (112)
 Receivables allowance                           (649)      (273)      (440)
 Inventory valuation                           (1,465)      (767)      (487)
 Depreciation and
  amortization                                   (138)      (122)       (87)
 Accruals and other                             1,122        974        965
                                              -----------------------------
                                               (1,294)      (943)      (161)
                                              -----------------------------
                                              $26,256    $23,839     $8,750
                                              =============================

Net deferred tax assets (liabilities) at December 31 were composed of the following:

                                                         ------------------
In thousands                                              1996       1995
---------------------------------------------------------------------------
Employee benefit programs                                $ 3,134    $ 2,799
Inventory valuation                                        4,080      2,616
Receivables allowance                                      2,624      1,974
Postretirement benefits                                    2,077      2,206
Depreciation and amortization                                184        152
Discontinued operations                                    4,053      4,741
Operating accruals and other                                (964)      (594)
                                                         ------------------
                                                         $15,188    $13,894
                                                         ==================

Net deferred tax assets at December 31, 1996 of $15,188,000 consisted of deferred tax assets of $25,412,000 and deferred tax liabilities of $10,224,000. Net deferred tax assets at December 31, 1995 of $13,894,000 consisted of deferred tax assets of $19,540,000 and deferred tax liabilities of $5,646,000. Deferred taxes are classified in the consolidated balance sheets as current or noncurrent based on the classification of the related asset or liability. Net current deferred tax assets of $6,707,000 and $5,675,000 are included in prepaid expenses at December 31, 1996 and 1995, respectively. No valuation allowance was required for the deferred tax assets.

Note 5. Capital Stock and Dividends

Common stock authorized is 25,000,000 shares. The company declared and paid dividends on common stock of $.32 and $.28 per share during 1996 and 1995, respectively. Preference stock authorized is 500,000 shares. No preference stock was outstanding at December 31, 1996 or 1995.

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

In October 1996, the company's Board of Directors authorized a plan to purchase from time to time up to 1,000,000 shares of the corporation's common stock in the open market or through negotiated purchases and revoked prior repurchase authorizations. During 1996, 92,000 shares were purchased, all of which were acquired in the fourth quarter. Under a previous plan initiated in 1993, the company purchased 40,900 shares during 1995.

Note 6. Stock Options and Awards

Under the company's stock option and stock incentive plans, non-qualified and incentive stock options, restricted stock, performance awards and stock appreciation rights may be granted to selected key employees. Provisions of the company's stock option plans, prior to its 1995 Stock Incentive Plan, allow non-qualified stock options to be granted at prices less than 100% of the fair market value of the company's common stock on the date of grant. Through December 31, 1996, no stock options have been granted at less than fair market value and no stock appreciation rights have been awarded under any of the plans. Options generally become exercisable beginning one year from the date of grant in equal annual installments over a five-year period. Options are exercisable on a cumulative basis and expire ten years from the date of grant.

A summary of changes in the shares under option follows:

                                                      Weighted-Average
                                            Shares     Exercise Price
---------------------------------------------------------------------

December 31, 1993                           900,097        $14.59
 Granted                                    156,000         17.80
 Canceled                                   (23,800)        14.87
 Exercised                                  (68,497)        10.13
                                           --------------------------
December 31, 1994                           963,800         15.42
 Granted                                    141,500         38.56
 Canceled                                   (12,000)        14.63
 Exercised                                 (223,444)        13.96
                                           --------------------------

December 31, 1995                           869,856         19.57
 Granted                                    257,000         36.68
 Canceled                                   (32,200)        27.55
 Exercised                                 (150,286)        13.80
                                           --------------------------
December 31, 1996                           944,370        $24.87
                                           ==========================

At December 31, 1996, 1995 and 1994, exercisable options aggregated 395,751, 399,168 and 425,171, respectively. Options available for future grant at December 31, 1996, 1995 and 1994 totaled 351,909, 335,387 and 53,702, respectively. No amounts have been reflected in the company's consolidated statements of income with respect to these stock options.

Wyle Electronics    Notes to Consolidated Financial Statements



Stock options outstanding at December 31, 1996:

                                                     Weighted-Average
                                                 ------------------------
                                                  Remaining
   Range of                          Number      Contractual     Exercise
Exercise Prices                   Outstanding       Life          Price
-------------------------------------------------------------------------
$ 9.00 to 17.00                      292,090        5.10          $14.50
 17.25 to 19.75                      272,380        6.96           18.36
 20.00 to 37.88                      172,900        9.03           35.81
 38.50 to 44.38                      207,000        9.87           38.93
-------------------------------------------------------------------------
$ 9.00 to 44.38                      944,370        7.40          $24.87
=========================================================================

Stock options exercisable at December 31, 1996:

   Range of                          Number             Weighted-Average
Exercise Prices                   Exercisable            Exercise Price
-------------------------------------------------------------------------
$ 9.00 to 17.00                     219,192                  $13.68
 17.25 to 19.75                     144,056                   18.28
 20.00 to 37.88                      27,502                   36.45
 38.50 to 44.38                       5,001                   44.38
-------------------------------------------------------------------------
$ 9.00 to 44.38                     395,751                  $17.32
=========================================================================

In October 1996, the Board of Directors adopted the "1996 Eligible Directors' Stock Option Plan," (the "1996 Plan") subject to shareholder approval, under which current non-employee directors will receive an annual grant of 4,000 non-qualified stock options. New non-employee directors after October 1, 1996 will each receive a one-time grant of 10,000 non-qualified stock options along with an annual grant thereafter of 6,000 non-qualified stock options. Under the 1996 Plan, non-qualified stock options are exercisable six months after the date of grant. Under the "1993 Eligible Directors' Stock Option Plan," (the "1993 Plan") non-employee members of the company's Board of Directors received a grant of 5,000 non-qualified stock options annually up to a maximum of 10,000 that are exercisable in equal annual installments over a three-year period. No additional non-qualified stock options will be granted under the 1993 Plan. Stock options under both plans are exercisable at prices equal to the fair market value on the date of grant. Stock options granted under these plans, which are included in the tables above, totaled 37,000 for 1996, 15,000 for 1995 and 50,000 for 1994.

Restricted stock awards of the company's common stock are subject to certain restriction periods from the date of grant, during which they may not be sold, assigned, pledged or otherwise encumbered. Restricted stock awards of 13,778, 80,997 and 3,950 shares were granted during 1996, 1995 and 1994, respectively. The unvested portion of restricted stock is included as an offset to common stock in the consolidated statements of shareholders' equity and is amortized as vesting occurs. Certain key employees can elect to receive a portion or all of their annual incentive in restricted stock awards in lieu of cash. Such restricted stock awards, which are included in the total number of restricted stock awards granted above, aggregated 7,918 and 49,047 in 1996 and 1995, respectively. The weighted average market price of restricted stock awards on the date of grant was $29.53 in 1996, $35.69 in 1995 and $18.37 in 1994.

Based on provisions of SFAS No. 123, the company has calculated the fair value of options granted utilizing the Black-Scholes option-pricing model. The weighted average fair value of options granted in 1996 and 1995 was $14.16 and $14.57, respectively. The following assumptions were used in determining the weighted average fair value of options granted in 1996 and 1995, respectively: dividend yield of .83% and .85%; expected volatility of 33% for both years; risk-free interest rate of 6.16% and 5.77%; and an expected term of 6 years for both years.

If the company had elected to adopt SFAS No. 123 by recognizing the fair value of stock-based compensation, the company's pro forma net income and net income per share would have approximated $39,551,000 and $3.07 for 1996 and $36,147,000 and $2.85 for 1995. The impact of applying SFAS No. 123 in this pro forma disclosure is not necessarily indicative of the effect on income in the future. SFAS No. 123 does not apply to awards granted prior to 1995. The company anticipates making additional stock-based compensation awards in the future.

Note 7. Retirement and Other Employee Benefits Plans

The company has a defined benefit pension plan covering substantially all of its employees. Plan benefits are generally based on employees' years of service and average compensation during the final years of employment. Funding of retirement costs for the plan complies with the funding requirements specified by the Employee Retirement Income Security Act. At December 31, 1996, plan assets were invested in diversified equity portfolios (60%), pooled funds of fixed income securities (34%) or in guaranteed income contracts (6%).

Pension expense, including discontinued operations, consists of the following components:

                                  -----------------------------
In thousands                        1996       1995       1994
---------------------------------------------------------------
Service cost-benefits earned
 during the period                $ 1,611    $ 1,355    $ 2,504
Interest cost on projected
 benefit obligation                 4,313      4,133      4,134
Actual return on plan assets       (5,714)    (9,387)      (626)
Net amortization and
 deferral                             521      4,419     (3,833)
                                  -----------------------------
Net periodic pension cost             731        520      2,179
Curtailment gain                        -          -     (1,880)
                                  -----------------------------
Net pension expense               $   731    $   520    $   299
                                  =============================

In 1996, the company amended its defined benefit pension plan by reducing the plan benefit formula. The company's pension expense for 1994 included a curtailment gain, which was included in the loss on sale of discontinued operations (see Note 10).

The pension plan's funded status and amounts recognized in the company's consolidated balance sheets at December 31 were as follows:

                                           --------------------
In thousands                                 1996        1995
---------------------------------------------------------------
Actuarial present value of
 benefit obligations:
 Vested benefits                           $(58,670)   $(53,645)
 Nonvested benefits                          (1,574)       (994)
                                           --------------------
Accumulated benefit obligation              (60,244)    (54,639)
Effect of projected future
 compensation increases                      (1,934)     (4,706)
                                           --------------------
Projected benefit obligation                (62,178)    (59,345)
Market value of plan assets                  60,393      56,352
                                           --------------------
Plan assets (less than) projected
 benefit obligation                          (1,785)     (2,993)
Unrecognized actuarial net loss               6,455       5,388
Unrecognized prior service cost              (2,327)       (415)
Unrecognized net asset at
 February 1, 1987                            (1,052)     (1,169)
                                           --------------------
Prepaid pension liability                  $  1,291    $    811
                                           ====================

In determining the actuarial present value of the projected benefit obligation under the pension plan at December 31, 1996 and 1995, the discount rate used was 7.5% and the rate of increase in future compensation levels was 5.0%. The expected long-term rate of return on pension plan assets was 9.5% for 1996 and 1995.

The company's pension plan provides that in the event the plan is terminated following an involuntary change of control any excess plan assets over plan liabilities would be used to provide increased benefits under the pension plan or other employee benefit plans.

At December 31, 1996, Ginsbury had a defined benefit pension plan covering substantially all of its U.S. employees, which was subsequently merged with the company's defined benefit pension plan on January 1, 1997. Assets and obligations related to this plan were immaterial.

The company has a supplemental executive retirement plan ("SERP") which provides benefits to certain employees whose benefits under the defined benefit pension plan are reduced as a result of limitations

Wyle Electronics    Notes to Consolidated Financial Statements



imposed by the Internal Revenue Code. The present value of the accumulated benefit obligation related to this plan totaled $4,219,000 at December 31, 1996 and $3,437,000 at December 31, 1995. Expense under the SERP was $696,000, $641,000 and $393,000 for 1996, 1995 and 1994, respectively.

The company maintains an employee savings plan under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. Eligible employees can contribute up to 15% of their annual compensation, subject to certain restrictions. In July of 1996, the company modified its method of matching employee contributions by increasing the company match to 50% of the first 6% contributed by an employee compared to a previous match of 25% on the first $1,200 contributed. Company matching contributions for 1996, 1995 and 1994 aggregated $887,000, $182,000 and $316,000, respectively.

The company has Rabbi trusts to fund benefit payments under its SERP and other executive and director deferred compensation plans. Trust assets are irrevocable to the company but are subject to creditor claims under certain conditions. Assets held in the trusts at December 31, 1996 and 1995 totaled $4,379,000 and $3,724,000, respectively.

The company amended its unfunded retirement plan for non-employee directors by limiting participation in the plan to present participants and directors as of October 1, 1996. Amounts expensed related to this plan, which were immaterial for the periods presented, are accrued over the estimated service period for each covered director.

The company has a Voluntary Employees' Beneficiary Association ("VEBA'') trust to fund certain employee benefit payments. Trust assets, which are irrevocable to the company, totaled $702,000 and $734,000 at December 31, 1996 and 1995, respectively.

The company provides postretirement medical coverage to qualifying employees. Upon retirement the company's employees may become eligible for benefits if they meet certain age and length of service requirements as specified in the plan.

The provision for postretirement benefits, including discontinued operations, consists of the following components:

                                  -----------------------
In thousands                       1996     1995    1994
---------------------------------------------------------

Service cost-benefits earned
 during the period                $ 109     $199   $ 292
Interest cost on accumulated
 postretirement benefit
 obligation ("APBO")                296      473     449
Net amortization and deferral      (210)      19      15
                                  ----------------------
Net periodic postretirement
 benefit cost                       195      691     756
Curtailment gain                   (115)       -    (827)
                                  ----------------------
Net postretirement medical
 expense (income)                 $  80     $691   $ (71)
                                  ======================

In 1996, the company's postretirement benefits provision included a curtailment gain due mainly to an amendment which, among other things, limited participation in the plan to present participants and employees as of July 1, 1996 meeting specified age and service requirements. In 1994, the company's postretirement benefits provision included a curtailment gain, which was included in the loss on sale of discontinued operations (see Note 10). The company will continue to be responsible for certain postretirement benefit obligations relating to the discontinued operations.

Components of the APBO recognized in the consolidated balance sheets at December 31 were as follows:

                                      -------------------
In thousands                            1996       1995
---------------------------------------------------------

Actuarial present value of
 benefit obligations:
 Retirees and beneficiaries           $(1,611)   $(3,558)
 Fully eligible active plan
  participants                           (332)      (674)
 Other active plan participants          (426)    (2,286)
                                      ==================
Total APBO                             (2,369)    (6,518)
Unrecognized (gain) loss               (2,652)     1,160
                                      ==================
Accrued postretirement
 benefit liability                    $(5,021)   $(5,358)
                                      ==================

In determining the actuarial present value of the APBO as of December 31, 1996 and 1995, the assumed health care cost trend rate was 10%, reducing gradually to an ultimate rate of 5.5% in 2001, and the discount rate was 7.5%. If the health care cost trend rate were increased by 1% in each year, the effect on the APBO and the net periodic postretirement benefits provision would be insignificant at December 31, 1996.

Note 8. Acquisition

On January 2, 1996, the company purchased all the outstanding capital stock (the "Stock") of Sylvan Ginsbury, Ltd., a New Jersey corporation, and certain affiliated entities ("Ginsbury"), an international distributor of active, passive and interconnect electronic products with operations in the United States and six European countries. The assets represented by the Stock generally included personal property, inventory, accounts receivable, intellectual property, assigned contracts, permits and other identifiable intangible assets. The negotiated purchase price of the Stock was approximately $38.8 million consisting of $30.8 million in cash paid on the closing date, $3.0 million of restricted stock issued at closing and up to $5.0 million in cash for an earnout provision, which is potentially payable based on the future financial performance of Ginsbury over a five-year period. For 1996, no amount was due under the earnout provision. The acquisition was financed mainly through borrowings under the company's revolving credit agreement.

The results of operations of the company for 1996 include the results of Ginsbury. If the acquisition of Ginsbury had taken place at the beginning of 1995 rather than on January 2, 1996, unaudited pro forma consolidated net sales, net income and net income per share for 1995 would have approximated $1,122,009,000, $36,907,000 and $2.90, respectively. Such pro forma amounts are not necessarily indicative of what the actual consolidated results would have been for the full year of 1995.

Note 9. Accord Contract Services Joint Venture

On August 8, 1996, the company announced the formation of a joint venture with Marshall Industries ("Marshall"), another distributor of electronic components and computer products. The venture, known as Accord Contract Services LLC ("Accord"), is 50% owned by each of the company and Marshall (the "members"). Accord provides value-added services to each of its members, including component kitting, turnkey manufacturing solutions and autoreplenishment systems.

The joint venture is subject to termination under various circumstances, including the election by either member. Upon a change in control of one of the members, either member may elect to terminate the joint venture, but the member subject to the change in control would then be required to pay the other member a fee as compensation for the termination of the venture. The fee, which can range from $25 million to $40 million, is based on the value of the venture at the time of termination considering its sales volume and other factors. In connection with the establishment of Accord, each member initially agreed to grant certain warrants to the other member and entered into other related agreements. The warrant agreements and certain of the related agreements were subsequently rescinded.

Note 10. Discontinued Operations

On December 23, 1994, the company completed the sale of its SS&S business to WESS Investment Corporation ("WESS"), a buyout group led by William E. Simon & Sons and certain members of the SS&S management along with a current and two former members of the company's Board of Directors. Under the terms of the agreement, WESS acquired certain assets and liabilities of SS&S for a negotiated purchase price of $30 million in cash, subject to adjustment, plus additional amounts that may be paid to the company under a five-year earnout provision. Certain excess real properties of SS&S were excluded from the sale to WESS. Such assets are stated at their estimated net realizable value of $3,156,000 and $3,433,000 at December 31, 1996 and 1995, respectively, and are classified in other assets. The company intends to sell these assets in the future.

Wyle Electronics    Notes to Consolidated Financial Statements



During 1994, the company recorded a loss on sale of discontinued operations of $15.8 million, after income tax benefits of $9.9 million. The loss on sale included certain transaction costs and reserves associated with the disposition, and was reduced by certain curtailment gains as discussed in Note 7. Operating results for SS&S are classified as discontinued operations on the company's consolidated statement of income for 1994. Long-term liabilities related to discontinued operations totaled $12,651,000 and $14,574,000 at December 31, 1996 and 1995, respectively.

Note 11. Commitments and Contingencies

Commitments The minimum aggregate rentals payable on long-term leases subsequent to December 31, 1996 approximate $24,997,000. The amounts are payable as follows: 1997 - $6,269,000; 1998 - $5,376,000; 1999 - $4,502,000; 2000 -
$3,440,000; 2001 - $2,353,000; and thereafter - $3,057,000. Rental expense
(including month to month rentals) approximated $8,336,000, $7,300,000 and $8,096,000 for 1996, 1995 and 1994, respectively. Certain facilities occupied by Ginsbury in the U.S. and Europe are leased from a member of Ginsbury's management and his family at costs that approximate market rates. The minimum aggregate rentals payable on these related party leases to December 31, 1996, included above, approximated $1,733,000. Rental expense related to these facilities in 1996 approximated $406,000.

Contingencies In May 1993, Avnet, Inc. ("Avnet") and Hall-Mark Electronics Corporation ("Hall-Mark") filed a civil action against the company and a former employee of Hall-Mark in the Superior Court of Fulton County, Georgia, seeking injunctive relief and monetary damages, and alleging, inter alia, that the company conspired with Hall-Mark employees to tortiously interfere with the employment relations of Hall-Mark and its employees and with a proposed business combination between the plaintiffs, which combination was consummated subsequently. Plaintiffs' motion for a preliminary injunction was denied in part by the trial court and affirmed by the Georgia Supreme Court in December 1993. In October 1995, plaintiffs voluntarily dismissed their claims in Georgia without prejudice.

In September 1995, Avnet refiled the same action against the company and certain company employees in the Circuit Court of Hillsborough County, Florida, which litigation is still pending. The company believes that plaintiffs' complaint is without merit and will contest it vigorously. The company recorded a special charge of $1,900,000 during the third quarter of 1994, primarily for anticipated legal expenses associated with the defense of this litigation. Although management cannot predict the ultimate outcome with any certainty, management believes that a result adverse to the company in this matter is unlikely.

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

Wyle Electronics    Report of Independent Public Accountants



                    To the Board of Directors and Shareholders of Wyle
                    Electronics:

                    We have audited the accompanying consolidated balance sheets of Wyle Electronics (a California corporation) and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wyle Electronics and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

                                                         /s/ Arthur Andersen LLP

                    Los Angeles, California                 Arthur Andersen LLP
                    February 14, 1997

Wyle Electronics          Selected Financial Data

                                                                               Years ended December 31,
                                                                       ---------------------------------------
In thousands, except per share amounts and percentages                    1996           1995          1994
--------------------------------------------------------------------------------------------------------------

Operating results
 Net sales                                                             $1,244,504    $1,077,467      $792,309
 Cost of sales                                                          1,020,796       890,693       663,741
 Interest expense, net                                                      7,623         3,315         1,289
 Income (loss) from continuing operations before income taxes              66,471        60,049        22,730
 Income from continuing operations                                         40,215        36,210        13,980
 Net income (loss)                                                         40,215        36,210          (381)/(a)/
 Income (loss) per share
   Primary
     Continuing operations                                                   3.12          2.86          1.13
     Net income (loss)                                                       3.12          2.86          (.03)/(a)/
   Fully diluted
     Continuing operations                                                      -             -             -
     Net income (loss)                                                          -             -             -
 Dividends per common share                                                   .32           .28           .28
 Dividends paid                                                             4,033         3,457         3,431
                                                                       ======================================

Year-end financial data
 Working capital                                                       $  280,343    $  255,502      $170,773
 Net investment in property, plant and equipment                           37,839        34,329        15,497
 Total assets                                                             506,252       439,344       305,913
 Long-term debt, including subordinated debentures                        111,845        87,600        17,802
 Shareholders' equity                                                     236,145       195,670       159,746
 Book value per common share                                                18.76         15.72         13.10
 Income from continuing operations as a % of sales                            3.2%          3.4%          1.8%
 Annualized return from continuing operations on average
   shareholders' equity                                                      18.6%         20.4%          8.6%
                                                                       ======================================

/(a)/Includes a net loss on sale of discontinued operations of $15.8 million, or $1.27 per share (see Note 10).

Eleven months
    ended                                             Years ended January 31,
 December 31,     ---------------------------------------------------------------------------------------------------
     1993           1993           1992           1991           1990           1989           1988           1987
---------------------------------------------------------------------------------------------------------------------


   $473,443       $446,609       $359,868       $358,921       $319,061       $318,107       $265,395       $224,559
    382,513        353,558        280,414        273,374        246,368        246,502        207,992        174,294
        174          2,283          2,426          2,668          3,240          3,770          3,140          2,413
     12,734         18,310          7,793         14,688          5,859          6,463          1,989         (1,187)
      8,336         11,787          5,275          9,350          3,782          3,957          1,136             65
      8,136         15,428          9,668         12,694          7,478          7,800          5,779          4,307


        .67           1.11            .52            .94            .38            .39            .11            .01
        .66           1.45            .95           1.28            .75            .77            .57            .44

          -           1.03            .53            .89            .41            .42            .16            .02
          -           1.33            .90           1.18            .72            .74            .56            .43
        .28            .28            .28            .28            .28            .28            .27            .26
      3,412          2,990          2,792          2,728          2,791          2,837          2,673          2,461
====================================================================================================================


   $143,432       $141,970       $133,074       $115,268       $101,611       $ 96,220       $106,466       $ 81,256
     30,606         29,884         30,513         30,902         31,306         30,243         25,860         27,137
    260,571        236,213        216,530        194,341        176,142        182,913        175,761        148,574
      6,000         10,120         41,991         36,039         36,571         32,405         43,724         25,882
    164,356        158,897        115,303        105,535         94,286         93,851         88,522         80,612
      13.45          13.09          11.48          10.79           9.77           9.26           8.78           8.37
        1.8%           2.6%           1.5%           2.6%           1.2%           1.2%            .4   %          -

        5.6%           8.6%           4.8%           9.4%           4.0%           4.3%           1.3   %         .1%
====================================================================================================================

Wyle Electronics           Results by Quarter and Capital Stock Information
                           Unaudited


                                       Year ended December 31, 1996                        Year ended December 31, 1995
                                                by Quarter                                          by Quarter
In thousands, except          --------------------------------------------         -----------------------------------------
per share amounts               First      Second       Third      Fourth            First     Second      Third     Fourth
----------------------------------------------------------------------------------------------------------------------------

Net sales                     $326,506    $306,881    $295,191    $315,926         $250,036   $254,899   $273,499   $299,033
Gross profit                    57,886      58,452      53,632      53,738           40,337     45,203     49,120     52,114
Net income                      11,003      11,113       8,613       9,486            6,730      8,774     10,139     10,567
Net income per share              $.86        $.86        $.67        $.74             $.54       $.70       $.80       $.83
                              ==============================================================================================



Wyle Electronics common stock is traded on the New York Stock Exchange under the symbol WYL. The high and low price ranges and dividends paid per share for each quarterly period during the past two years are as follows:

                              Price Range                                                       Price Range
Year ended               --------------------     Dividends          Year ended            ---------------------     Dividends
December 31, 1996          High        Low        Per Share          December 31, 1995       High         Low        Per Share
------------------------------------------------------------------------------------------------------------------------------

Quarter ended                                                        Quarter ended
 March 31, 1996          $35 5/8     $27 5/8        $.08              March 31, 1995       $24 1/2      $19 3/8        $.07
 June 30, 1996            44 1/4      33 1/8         .08              June 30, 1995         29 1/4       23             .07
 September 30, 1996       34 1/8      28 5/8         .08              September 30, 1995    45 3/8       27 3/8         .07
 December 31, 1996        39 1/2      29 7/8         .08              December 31, 1995     46 1/2       33 1/2         .07
------------------------------------------------------------------------------------------------------------------------------


34